UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

TLEVISA	Consolidated
Ticker: TLEVISA	Quarter: 4D Year: 2016

Quarterly Financial Information

[105000] Management commentary	2
[110000] General information about financial statements	13
[210000] Statement of financial position, current/non-current	16
[310000] Statement of comprehensive income, profit or loss, by function of expense	18
[410000] Statement of comprehensive income, OCI components presented net of tax	19
[520000] Statement of cash flows, indirect method	21
[610000] Statement of changes in equity - Accumulated Current	23
[610000] Statement of changes in equity - Accumulated Previous	26
[700000] Informative data about the Statement of financial position	29
[700002] Informative data about the Income statement	30
[700003] Informative data - Income statement for 12 months	31
[800001] Breakdown of credits	32
[800003] Annex - Monetary foreign currency position	34
[800005] Annex - Distribution of income by product	35
[800007] Annex - Financial derivate instruments	36
[800100] Notes - Subclassifications of assets, liabilities and equities	42
[800200] Notes - Analysis of income and expense	46
[800500] Notes - List of notes	47
[800600] Notes - List of accounting policies	48
[813000] Notes - Interim financial reporting	49
Footnotes	82

[105000] Management commentary

Management commentary

Mexico City, May 4, 2017 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for full year (audited) and fourth quarter 2016. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the years ended December 31, 2016 and 2015, in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing 2016 with 2015:

	2016	Margin	2015	Margin %	Change %
Net sales	96,287.4	100.0	88,051.8	100.0	9.4
Net income	5,333.4	5.5	12,325.4	14.0	(56.7)
Net income attributable to stockholders of the Company	3,721.4	3.9	10,899.1	12.4	(65.9)
Segment net sales	99,347.8	100.0	90,198.7	100.0	10.1
Operating segment income (1)	38,923.2	39.2	35,695.3	39.6	9.0

(1) The operating segment income margin is calculated as a percentage of segment net sales.
Net sales increased by 9.4% to Ps.96,287.4 million in 2016 compared with Ps.88,051.8 million in 2015. This increase was attributable to strong growth in our Content segment, and double-digit growth in our Sky and Cable segments. Operating segment income increased by 9.0%, reaching Ps.38,923.2 million with a margin of 39.2%.

Net income attributable to stockholders of the Company amounted to Ps.3,721.4 million for the year ended December 31, 2016, compared with Ps.10,899.1 million for the year ended December 31, 2015. The net decrease of Ps.7,177.7 million reflected primarily:

•
A Ps.2,808.9 million increase in other expense, net, as a result of (a) non-recurring cash income in 2015; (b) non-recurrent severance expenses as part of our cost reduction plan; (c) higher legal and professional advisory services; and (d) a higher non-cash loss on disposition of property, plant and equipment as part of the network upgrades in our Cable segment.

•
A Ps.9,409.2 million increase in finance expense, net, primarily as a result of the absence of other finance income recognized by us in 2015 in connection with our exchange of Convertible Debentures issued by Univision Holdings, Inc. (“UHI”), the controlling company of Univision Communications Inc. (“Univision”), for Warrants that are exercisable for UHI’s common stock.

Disclosure of nature of business

Televisa, is a leading media company in the Spanish-speaking world, an important cable operator in Mexico, and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands and television networks, cable operators and over the top or “OTT” services. In the United States, Televisa´s audiovisual content is distributed through Univision, the leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and Warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in UHI, the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable multiple system operators in Mexico. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

Disclosure of management’s objectives and its strategies for meeting those objectives

We intend to leverage our position as a leading media company in the Spanish-speaking world to continue expanding our business while maintaining profitability and financial discipline. We intend to do so by maintaining our leading position in the Mexican television market, by continuing to produce high quality programming and by improving our sales and marketing efforts while maintaining high operating margins and expanding our cable business.

By leveraging all our business segments and capitalizing on their synergies to extract maximum value from our content and our distribution channels, we also intend to continue expanding our cable business, increasing our international programming sales worldwide and strengthening our position in the growing U.S.-Hispanic market. We also intend to continue developing and expanding Sky, our DTH platform, and our cable businesses. We will continue to strengthen our position and will continue making additional investments, which could be substantial in size, in the DTH and cable industry in accordance with the consolidation of the cable market in Mexico, and we will also continue developing our publishing business and maintain our efforts to become an important player in the gaming industry.

We intend to continue to expand our business by developing new business initiatives and/or through business acquisitions and investments in Mexico, the United States and elsewhere.

Disclosure of entity’s most significant resources, risks and relationships

We expect to fund our operating cash needs during 2017, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2017 through available cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2017 will depend upon the timing of such transactions and the timing of cash payments from advertisers under our advertising sales plan.

The investing public should consider the risks described as follows, as well as the risks described in “Item 3. Key Information_Risk Factors” in the Company’s Annual Report on Form 20-F, which are not the only risks the Company faces. Risks and uncertainties unknown by the Company, as well as those that the Company currently considers as not relevant, could affect its operations and activities.
Risk Factors Related with Political Developments:

•	Imposition of fines by regulators and other authorities could adversely affect our financial condition and results of operations
•	Social Security Law
•	Federal Labor Law
•	Mexican tax laws
•	Elimination of the tax consolidation regime
•	Limitation of the deduction of non-taxable employee benefits
•	Increase to the border Value Added Tax rate
•	The amendment to the regulations of the General Health Law on advertising could materially affect our business, results of operations and financial condition
•	Mexican Securities Market Law
•	The operation of our business may be adversely affected if the Mexican government does not renew or revokes our broadcast or other concessions

Risk Factors Related to our Business:

•	Control of a stockholder
•	Measures for the prevention of the taking of control
•	Competition
•	The seasonal nature of our business
•	Loss of transmission or loss of the use of satellite transponders could cause a business interruption in Innova, which would adversely affect our net income
•	Any incidents affecting our network and information systems or other technologies could have an adverse impact on our business, reputation and results of operations
•	The results of operations of UHI may affect our results of operations and the value of our investment in that Company
•	Uncertainty in global financial markets could adversely affect our financing costs and exposure to our customers and counterparties
•	Political events in Mexico could affect Mexican economic policy and our business, financial condition and results of operations

Disclosure of results of operations and prospects

The following table presents full year consolidated results ended December 31, 2016 and 2015, for each of our business segments. Full year consolidated results for 2016 and 2015 are presented in millions of Mexican pesos.

Net Sales	2016	%	2015	%	Change %
Content	36,686.7	36.9	34,332.6	38.1	6.9
Sky	21,941.2	22.1	19,253.5	21.3	14.0
Cable	31,891.6	32.1	28,488.3	31.6	11.9
Other Businesses	8,828.3	8.9	8,124.3	9.0	8.7
Segment Net Sales	99,347.8	100.0	90,198.7	100.0	10.1
Intersegment Operations[1]	(3,060.4)		(2,146.9)		(42.5)
Net Sales	96,287.4		88,051.8		9.4

Operating Segment Income[2]	2016	Margin %	2015	Margin %	Change %
Content	14,748.0	40.2	14,564.2	42.4	1.3
Sky	9,898.5	45.1	8,972.3	46.6	10.3
Cable	13,236.1	41.5	11,405.6	40.0	16.0
Other Businesses	1,040.6	11.8	753.2	9.3	38.2
Operating Segment Income	38,923.2	39.2	35,695.3	39.6	9.0
Corporate Expenses	(2,207.9)	(2.2)	(1,960.8)	(2.2)	(12.6)
Depreciation and Amortization	(16,979.8)	(17.6)	(14,660.9)	(16.7)	(15.8)
Other Expense, net	(3,137.4)	(3.3)	(328.5)	(0.4)	(855.1)
Operating Income	16,598.1	17.2	18,745.1	21.3	(11.5)

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Content
Fourth quarter sales increased by 8.6% to Ps.11,690.9 million compared with Ps.10,763.4 million in fourth quarter 2015.

Full year sales increased by 6.9% to Ps.36,686.7 million compared with Ps.34,332.6  million in 2015.

	Millions of Mexican pesos	2016	%	2015	%	Change %
	Advertising	23,223.2	63.3	23,029.3	67.1	0.8
	Network Subscription Revenue	4,399.3	12.0	3,595.4	10.5	22.4
	Licensing and Syndication	9,064.2	24.7	7,707.9	22.4	17.6
	Net Sales	36,686.7	100.0	34,332.6	100.0	6.9

Advertising

Advertising fourth quarter revenue increased by 4.0% to Ps.7,995.5 million compared with Ps.7,687.3 million in fourth quarter 2015. This is the highest revenue growth of the last 10 quarters.

As a result, full year revenue growth reached 0.8%. The modest growth in 2016 follows a contraction in revenues during 2015 that resulted from the restructuring of our advertising sales organization.

Advertising customer deposits for 2017 grew by 8.9%.

Network Subscription Revenue

Fourth-quarter Network Subscription Revenue increased by 6.1% to Ps.1,045.4 million compared to Ps.984.9 million in fourth-quarter 2015.

Full year Network Subscription Revenue increased by 22.4%. The growth in the fourth quarter and in the full year was driven mainly by the sustained addition of pay-TV subscribers, both in Mexico and Latin America and a positive translation effect on foreign-currency denominated revenues. These two factors more than compensated for the loss of revenue from Megacable starting in September 2016.

During 2016, Televisa continued to produce and transmit several of the leading pay-TV networks in Mexico in key categories, including general entertainment, music and lifestyle, and movies. During 2016, 11 of the top 30 pay-TV networks in Mexico were produced by Televisa.

Licensing and Syndication

Fourth-quarter Licensing and Syndication revenue increased by 26.7% to Ps.2,650.0 million compared to Ps.2,091.2 million in fourth-quarter 2015. Fourth-quarter royalties from Univision increased by 11.8% to US$90.4 million in the fourth-quarter 2016 from US$80.9 million in the fourth-quarter 2015 and for the full year 2016 royalties from Univision reached US$324.6 million, equivalent to a growth of 4.3% from 2015.

The full year increase in Licensing and Syndication revenue of 17.6% is mainly explained by a positive translation effect on foreign-currency-denominated revenues.

In the aggregate for the full year, the Content segment results reflect a positive translation effect on foreign-currency-denominated sales that amounted to Ps.1,887.0 million.

Fourth quarter operating segment income for our Content segment increased by 4.7% to Ps.4,767.8 million compared with Ps.4,555.0 million in fourth quarter 2015; the margin was 40.8%.

Full-year operating segment income for our Content segment increased by 1.3% to Ps.14,748.0 million compared with Ps.14,564.2 million in 2015. The margin was 40.2%. The moderate growth in operating segment income was possible in spite of the increased investment in the production of content, the loss of revenue from Megacable starting September, 2016, and the decision not to renew the agreement with Netflix starting July, 2016.

Sky
Fourth quarter sales increased by 9.8% to Ps.5,505.1 million compared with Ps.5,012.5 million in fourth quarter 2015. During the quarter, Sky added a total of 99,841 subscribers.

Full year sales increased by 14.0% to Ps.21,941.2 million compared with  Ps.19,253.5 million in 2015. The increase in revenue was the fastest of the last four years and was driven by a growth in the subscribers of 742 thousand. Strong revenue growth was also driven by a higher than usual re-charge rate in the first half of 2016 following the transition from analog to digital transmission of broadcast signals.

As of December 31, 2016, the number of net active subscribers increased to 8,026,519 (including 190,545 commercial subscribers), compared with 7,284,162 (including 178,915 commercial subscribers) as of December 31, 2015. Sky closed the year with 206,814 subscribers in Central America and the Dominican Republic.

Fourth quarter operating segment income increased by 9.3% to Ps.2,423.8 million compared with  Ps.2,217.1 million in fourth quarter 2015, and the margin was 44.0%.

Full year operating segment income increased by 10.3% to Ps.9,898.5 million compared with  Ps.8,972.3 million in 2015, and the margin was 45.1%. The increase in revenues was partially compensated by higher programming costs mainly as a result of the depreciation of the Mexican peso.

Cable
Fourth quarter sales increased by 9.8% to Ps.8,313.2 million compared with Ps.7,569.9 million in fourth quarter 2015 driven by growth in our cable platforms.

Full year sales increased by 11.9% to Ps.31,891.6 million compared with  Ps.28,488.3 million in 2015.

Voice and data revenue generating units, or RGUs, grew by 11.8% and 11.3% compared with 2015, respectively, and video RGUs grew by 3.6%.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2016 and 2015.

RGUs	2016	2015
Video	4,205,864	4,061,655
Broadband	3,411,790	3,066,699
Voice	2,113,282	1,891,026
Total RGUs	9,730,936	9,019,380

Growth in fourth quarter RGUs was affected by, among other factors, (i) increased competitive pressures; (ii) the acceleration of the pace of integration of our five cable operations, (iii) an economic slowdown in certain areas within our systems, and (iv) the implementation of a more stringent client acceptance process.

Fourth quarter operating segment income increased by 11.2% to Ps.3,346.2 million compared with Ps.3,010.1 million in fourth quarter 2015, and the margin reached 40.3%.

Full year operating segment income increased by 16.0% to Ps.13,236.1 million compared with  Ps.11,405.6 million in 2015. The margin reached 41.5%, equivalent to an increase of 150 basis points from 2015, and the highest on record. The increase in the margin was possible due to the aggressive cost savings program implemented throughout the year and process of integration of our five cable operations.

These favorable variances were partially offset by higher programming costs mainly as a result of the depreciation of the Mexican peso and by higher maintenance, personnel and leasing costs and expenses.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our cable and network operations for 2016 and 2015.

Our cable operations include the video, voice and data services provided by Cablevision, Cablemas, TVI, Cablecom and Telecable. Our network operations include the services offered by Bestel and the network operations of Cablecom.

2016 Millions of Mexican pesos	Cable Operations (1)	Network Operations (1)	Total Cable
Revenue	27,517.1	5,654.6	31,891.6
Operating Segment Income	11,771.7	2,021.0	13,236.1
Margin	42.8%	35.7%	41.5%

(1) These results do not include consolidation adjustments of Ps.1,280.1 million in revenues nor Ps.556.6 million in Operating Segment Income, which are considered in the consolidated results of the Cable segment.

2015 Millions of Mexican pesos	Cable Operations (2)	Network Operations (2)	Total Cable
Revenue	24,279.5	5,072.6	28,488.3
Operating Segment Income	9,781.9	1,944.4	11,405.6
Margin	40.3%	38.3%	40.0%

(2) These results do not include consolidation adjustments of Ps.863.8 million in revenues nor Ps.320.7 million in Operating Segment Income, which are considered in the consolidated results of the Cable segment.

Other Businesses
Fourth quarter sales increased by 21.0% to Ps.2,783.0 million compared with Ps.2,300.5 million in fourth quarter 2015. The increase is mainly explained by higher revenues in our soccer, gaming and publishing businesses, partially offset by a decrease in revenues of our feature film distribution business.

Full year sales increased by 8.7% to Ps.8,828.3 million compared with Ps.8,124.3  million in 2015. Businesses that performed well include soccer, and gaming. The gaming business benefited from higher revenues from our electronic gaming machines, while soccer saw an increase in revenues as a result of player-related transactions.

Fourth quarter operating segment income reached Ps.368.1 million compared with  Ps.144.5 million in fourth quarter 2015.

Full year operating segment income increased by 38.2% to Ps.1,040.6 million compared with Ps.753.2 million in 2015, reflecting primarily i) an increase in the operating segment income of our gaming and soccer businesses; ii) a decrease in the operating segment loss of our publishing distribution business.

Corporate Expense

Corporate expense increased by Ps.247.1 million, or 12.6%, to Ps.2,207.9 million in 2016, from Ps.1,960.8 million in 2015. The increase reflected primarily a higher share-based compensation expense.

Share-based compensation expense in 2016 and 2015 amounted to Ps.1,410.5 million and Ps.1,199.5 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period. The increase of Ps.211.0 million reflected primarily the increase in the market price of our CPO, and to a lesser extent a higher number of our CPOs conditionally sold to officers and employees in our Cable segment.

Other Expense, Net

Other expense, net, increased by Ps.2,808.9 million to Ps.3,137.4 million in 2016, from Ps.328.5 million in 2015. Other expense, net, in 2016 included primarily:

(i)	legal and accounting advisory and professional services during 2016 of Ps.833.6 million;
(ii)	a non-cash loss of approximately Ps.551.5 million on disposition of property, plant and equipment as part of the network upgrades in our Cable segment operations;
(iii)	a non-recurring severance expense in 2016 of Ps.912.2 million in connection with dismissals of personnel in our Content, Cable and Other Businesses segments, as part of a cost reduction plan; and
(iv)	non-recurring costs of approximately Ps.259.3 million incurred in connection with the cancellation of a contract for a new satellite in our Sky segment.

In addition, the increase in Other expense, net, reflected the absence of a non-recurring cash income of Ps.1,038.3 million (US$67.6 million) as a result of the early termination of a technical assistance agreement with Univision in the first quarter of 2015.
Finance Expense, Net
The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the years ended December 31, 2016 and 2015.
	2016	2015	(Increase) decrease
Interest expense	(8,497.9)	(6,239.4)	(2,258.5)
Interest income	1,499.5	1,027.8	471.7
Foreign exchange loss, net	(2,490.3)	(2,426.0)	(64.3)
Other finance (expense) income, net	(43.4)	7,514.7	(7,558.1)
Finance expense, net	(9,532.1)	(122.9)	(9,409.2)

Finance expense, net, increased by Ps.9,409.2 million to Ps.9,532.1 million in 2016 from Ps.122.9 million in 2015. This increase reflected primarily:
(i)
an unfavorable change of Ps.7,558.1 million decrease in other finance income or expense, net, resulting  primarily from the absence of other finance income recognized by us in July 2015 in connection with our exchange of Convertible Debentures issued by UHI, the controlling company of Univision, for Warrants that are exercisable for UHI’s common stock, which included a cash amount of Ps.2,195 million (US$135.1 million) received from UHI for such exchange, and a Ps.4,718.2 million reclassification from accumulated other comprehensive income in consolidated equity in connection with a cumulative non-cash gain related to changes in fair value of such debentures;

(ii)
a Ps.2,258.5 million increase in interest expense, due primarily to a higher average principal amount of debt, finance lease obligations and other notes payable in 2016 and the impact of the depreciation of the Mexican peso against the U.S. dollar on such interest expense; and

(iii)
a Ps.64.3 million increase in foreign exchange loss, net, resulting primarily from the depreciation of the Mexican peso against the U.S. dollar on a higher average net U.S. dollar liability position in 2016, which was partially offset by a favorable hedge effect resulting from our higher U.S. dollar investment in UHI in 2016.

These unfavorable variances were partially offset by a Ps.471.7 million increase in interest income explained primarily by a higher average amount of cash equivalents and temporary investments in 2016.
Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, increased by Ps.1,104.2 million to Ps.1,139.6  million in 2016 from Ps.35.4 million in 2015. This increase reflected mainly a favorable change in our share of income or loss of UHI, the controlling company of Univision, as well as a higher share of income of Imagina Media Audiovisual, S.L., a communications company in Spain, which investment we began to recognize as an associate in third-quarter 2015.

Income Taxes

Income taxes decreased by Ps.3,460.0 million to Ps.2,872.2  million in 2016 compared with Ps.6,332.2  million in 2015. This decrease reflected primarily a lower tax base, which was partially offset by a higher effective income tax rate.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests increased by Ps.185.7 million, or 13%, to Ps.1,612.0 million in 2016, compared with Ps.1,426.3 million in 2015. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Sky and Cable segments, which was partially offset by the acquisition of a non-controlling interest in Televisión Internacional, S.A. de C.V. (“TVI”), a company in our Cable segment, in first-quarter 2016.

Financial position, liquidity and capital resources

Capital Expenditures

During 2016, we invested approximately US$1,490.9 million in property, plant and equipment as capital expenditures. These capital expenditures included approximately US$984.2 million for our Cable segment, US$346.6 million for our Sky segment, and US$160.1 million for our Content and Other Businesses segments.

During 2017, capital expenditures are expected to reach approximately US$1 billion, including approximately US$550 million for our Cable segment, US$300 million for our Sky segment, and US$150 million for our Content and Other Businesses segments.

The reduction in capital expenditures in our Cable segment with respect to 2016 is of approximately US$450 million and results primarily from the conclusion of the main rebuilding phase in our cable systems, and to a lesser extent, the postponement of the rebuilding of the network in certain smaller markets as a result of the depreciation of the peso.

Debt, Finance Lease Obligations and Other Notes Payable

The following table sets forth our total debt, finance lease obligations and other notes payable as of December 31, 2016 and 2015. Amounts are stated in millions of Mexican pesos.

	Dec 31, 2016	Dec 31, 2015	Increase (decrease)
Current portion of long-term debt	850.9	2,979.8	(2,128.9)

Long-term debt, net of current portion	126,146.7	107,430.8	18,715.9

Total debt [1]	126,997.6	110,410.6	16,587.0

Current portion of finance lease obligations	575.6	511.6	64.0

Long-term finance lease obligations	5,816.2	5,293.6	522.6

Total finance lease obligations	6,391.8	5,805.2	586.6

Current portion of other notes payable	1,202.3	-	1,202.3

Other notes payable, net of current portion	3,650.7	-	3,650.7

Total other notes payable [2]	4,853.0	-	4,853.0
1 As of December 31, 2016 and 2015, total debt is presented net of finance costs in the amount of Ps.1,290.6 million and Ps.1,387.9 million, respectively, and does not include related accrued interest payable in the amount of Ps.1,827.3 million and Ps.1,184.2 million, respectively.
2 In connection with the acquisition of a non-controlling interest in TVI, our Cable segment subsidiary.

As of December 31, 2016, our consolidated net debt position (total debt, finance leases and other notes payable, less cash and cash equivalents, temporary investments, and non-current held-to-maturity and available-for-sale investments) was Ps.78,405.9 million. The aggregate amount of non-current held-to-maturity and available-for-sale investments as of December 31, 2016, amounted to Ps.6,792.2 million.

Shares Outstanding

As of December 31, 2016 and 2015, our shares outstanding amounted to 341,268.3 million shares and 338,468.4 million shares, respectively, and our CPO equivalents outstanding amounted to 2,916.8 million and 2,892.9 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of December 31, 2016 and 2015, the GDS (Global Depositary Shares) equivalents outstanding amounted to 583.3 million and 578.6 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Internal control

The Company has an integral internal control system. The system is based on business, operating and administrative general policies, as well as the assignment of responsibilities and authorization capacities, in accordance with the nature and significance of identified risks affecting the Company.

The internal control system is currently being optimized and adjusted to international models and best corporate practices. This process includes the update and/or implementation of the following matters:
 • Control environment: it implies the issuance of senior management pronouncements in the areas of risks and internal control, the issuance of the Ethics Code, the communication and trainning on risk and control matters, and the update of the general model of responsibilities and capacities.
 • Risk assessment: systematization of the process to identify, manage and control risks.
 • Control Activities: coordination of internal control procedures and activities with supervisory processes.

The governance body responsible for the authorization of the Company’s internal control system is the Board of Directors through the Audit Committee.

Disclosure of critical performance measures and indicators that management uses to evaluate entity’s performance against stated objectives

	2016	Margin %	2015	Margin %	Change %
Net sales	96,287.4	100.0	88,051.8	100.0	9.4
Net income	5,333.4	5.5	12,325.4	14.0	(56.7)
Net income attributable to stockholders of the Company	3,721.4	3.9	10,899.1	12.4	(65.9)
Segment net sales	99,347.8	100.0	90,198.7	100.0	10.1
Operating segment income (1)	38,923.2	39.2	35,695.3	39.6	9.0
(1)  The operating segment income margin is calculated as a percentage of segment net sales.

Net Sales	2016	%	2015	%	Change %
Content	36,686.7	36.9	34,332.6	38.1	6.9
Sky	21,941.2	22.1	19,253.5	21.3	14.0
Cable	31,891.6	32.1	28,488.3	31.6	11.9
Other Businesses	8,828.3	8.9	8,124.3	9.0	8.7
Segment Net Sales	99,347.8	100.0	90,198.7	100.0	10.1
Intersegment Operations[1]	(3,060.4)		(2,146.9)		(42.5)
Net Sales	96,287.4		88,051.8		9.4

Operating Segment Income[2]	2016	Margin %	2015	Margin %	Change %
Content	14,748.0	40.2	14,564.2	42.4	1.3
Sky	9,898.5	45.1	8,972.3	46.6	10.3
Cable	13,236.1	41.5	11,405.6	40.0	16.0
Other Businesses	1,040.6	11.8	753.2	9.3	38.2
Operating Segment Income	38,923.2	39.2	35,695.3	39.6	9.0
Corporate Expenses	(2,207.9)	(2.2)	(1,960.8)	(2.2)	(12.6)
Depreciation and Amortization	(16,979.8)	(17.6)	(14,660.9)	(16.7)	(15.8)
Other Expense, net	(3,137.4)	(3.3)	(328.5)	(0.4)	(855.1)
Operating Income	16,598.1	17.2	18,745.1	21.3	(11.5)

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Net Sales	4Q 2016%		4Q 2015%		Change %
Content	11,690.9	41.3	10,763.4	42.0	8.6
Sky	5,505.1	19.5	5,012.5	19.5	9.8
Cable	8,313.2	29.4	7,569.9	29.5	9.8
Other Businesses	2,783.0	9.8	2,300.5	9.0	21.0
Segment Net Sales	28,292.2	100.0	25,646.3	100.0	10.3
Intersegment Operations [1]	(991.6)		(695.2)		(42.6)
Net Sales	27,300.6		24,951.1		9.4

Operating Segment Income [2]	4Q 2016	Margin %	4Q 2015	Margin %	Change %
Content	4,767.8	40.8	4,555.0	42.3	4.7
Sky	2,423.8	44.0	2,217.1	44.2	9.3
Cable	3,346.2	40.3	3,010.1	39.8	11.2
Other Businesses	368.1	13.2	144.5	6.3	154.7
Operating Segment Income	10,905.9	38.5	9,926.7	38.7	9.9
Corporate Expenses	(593.9)	(2.1)	(539.9)	(2.1)	(10.0)
Depreciation and Amortization	(4,469.5)	(16.4)	(3,921.1)	(15.7)	(14.0)
Other Expense, net	(1,121.5)	(4.1)	(363.4)	(1.5)	(208.6)
Operating Income	4,721.0	17.3	5,102.3	20.4	(7.5)

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Disclaimer

This management commentary contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in these management commentary should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

[110000] General information about financial statements
Ticker:	TLEVISA

Period covered by financial statements:	2016-01-01 to 2016-12-31

Date of end of reporting period:	2016-12-31

Name of reporting entity or other means of identification:	TLEVISA

Description of presentation currency:	MXN

Level of rounding used in financial statements:	THOUSANDS OF MEXICAN PESOS

Consolidated:	Yes

Number of quarter:	4D

Type of issuer:	ICS

Explanation of change in name of reporting entity or other means of identification from end of preceding reporting period:

Description of nature of financial statements:

Disclosure of general information about financial statements

Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.

Basis of Preparation and Accounting Policies

The condensed consolidated financial statements of the Group, as of December 31, 2016 and December 31, 2015, and for the years ended December 31, 2016 and 2015, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

The unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2016, 2015 and 2014, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of December 31, 2016. The adoption of the improvements and amendments to current IFRSs effective on January 1, 2016 did not have a significant impact in these interim unaudited condensed consolidated financial statements.

Name service provider external audit

PricewaterhouseCoopers, S.C.

Name of the partner signing opinion

L.C.C. Alberto Del Castillo Velasco Vilchis

Type of opinion on the financial statements

Unmodified opinion

Date of opinion on the financial statements

2017-04-12

Date assembly in which the financial statements were approved

2017-04-28

Follow-up of analysis

The financial institutions that perform financial analysis on the securities of Grupo Televisa, S.A.B., are as follows:

Institution:
   BBVA Bancomer
   BTG Pactual
   Citi
   Credit Suisse
   Evercore
   Gabelli & Co.
   GBM Casa de Bolsa
   Goldman Sachs
   HSBC
   Invex
   Itaú Securities
   JPMorgan
   Maxim Group
   Merrill Lynch
   Morgan Stanley
   New Street
   Santander
   Scotiabank
   UBS

[210000] Statement of financial position, current/non-current

Concept	Close Current Quarter 2016-12-31	Close Previous Exercise 2015-12-31
Statement of financial position
Assets
Current assets
Cash and cash equivalents	47,546,083,000	49,397,126,000
Trade and other current receivables	30,992,004,000	26,230,384,000
Current tax assets, current	3,292,941,000	1,962,709,000
Other current financial assets	5,498,219,000	5,330,448,000
Current inventories	1,899,078,000	1,628,276,000
Current biological assets	0	0
Other current non-financial assets	[1] 6,533,173,000	5,389,133,000
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	95,761,498,000	89,938,076,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Total current assets	95,761,498,000	89,938,076,000
Non-current assets
Trade and other non-current receivables	0	0
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Other non-current financial assets	45,784,521,000	41,081,474,000
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	12,092,254,000	9,271,901,000
Property, plant and equipment	86,783,572,000	76,089,277,000
Investment property	0	0
Goodwill	14,112,626,000	14,112,626,000
Intangible assets other than goodwill	23,622,145,000	23,993,699,000
Deferred tax assets	22,729,580,000	17,665,086,000
Other non-current non-financial assets	[2] 8,167,954,000	9,321,615,000
Total non-current assets	213,292,652,000	191,535,678,000
Total assets	309,054,150,000	281,473,754,000
Equity and liabilities
Liabilities
Current liabilities
Trade and other current payables	50,926,585,000	42,626,166,000
Current tax liabilities, current	2,012,536,000	1,632,795,000
Other current financial liabilities	4,456,175,000	4,677,026,000
Other current non-financial liabilities	0	0
Current provisions
Current provisions for employee benefits	0	0
Other current provisions	30,767,000	42,063,000
Total current provisions	30,767,000	42,063,000
Total current liabilities other than liabilities included in disposal groups classified as held for sale	57,426,063,000	48,978,050,000
Liabilities included in disposal groups classified as held for sale	0	0
Total current liabilities	57,426,063,000	48,978,050,000
Non-current liabilities
Trade and other non-current payables	2,413,301,000	3,225,755,000
Current tax liabilities, non-current	6,386,877,000	6,338,078,000
Other non-current financial liabilities	135,619,102,000	112,949,983,000

Concept	Close Current Quarter 2016-12-31	Close Previous Exercise 2015-12-31
Other non-current non-financial liabilities	0	0
Non-current provisions
Non-current provisions for employee benefits	520,473,000	407,179,000
Other non-current provisions	54,799,000	52,884,000
Total non-current provisions	575,272,000	460,063,000
Deferred tax liabilities	10,349,135,000	10,000,048,000
Total non-current liabilities	155,343,687,000	132,973,927,000
Total liabilities	212,769,750,000	181,951,977,000
Equity
Issued capital	4,978,126,000	4,978,126,000
Share premium	15,889,819,000	15,889,819,000
Treasury shares	11,433,482,000	11,882,248,000
Retained earnings	70,395,669,000	73,139,684,000
Other reserves	3,961,784,000	5,257,554,000
Total equity attributable to owners of parent	83,791,916,000	87,382,935,000
Non-controlling interests	12,492,484,000	12,138,842,000
Total equity	96,284,400,000	99,521,777,000
Total equity and liabilities	309,054,150,000	281,473,754,000

[310000] Statement of comprehensive income, profit or loss, by function of expense

Concept	Accumulated Current Year 2016-01-01 - 2016-12-31	Accumulated Previous Year 2015-01-01 - 2015-12-31	Quarter Current Year 2016-10-01 - 2016-12-31	Quarter Previous Year 2015-10-01 - 2015-12-31
Profit or loss
Profit (loss)
Revenue	96,287,363,000	88,051,829,000	27,300,650,000	24,951,128,000
Cost of sales	52,377,790,000	47,226,544,000	14,844,723,000	13,329,830,000
Gross profit	43,909,573,000	40,825,285,000	12,455,927,000	11,621,298,000
Distribution costs	10,900,695,000	9,716,244,000	3,107,597,000	2,897,392,000
Administrative expenses	13,273,397,000	12,035,439,000	3,505,859,000	3,258,205,000
Other income	0	0	0	0
Other expense	3,137,384,000	328,477,000	1,121,439,000	363,435,000
Profit (loss) from operating activities	16,598,097,000	18,745,125,000	4,721,032,000	5,102,266,000
Finance income	1,499,473,000	8,542,542,000	324,809,000	261,867,000
Finance costs	11,031,585,000	8,665,398,000	3,441,911,000	2,208,849,000
Share of profit (loss) of associates and joint ventures accounted for using equity method	1,139,604,000	35,399,000	226,460,000	303,636,000
Profit (loss) before tax	8,205,589,000	18,657,668,000	1,830,390,000	3,458,920,000
Tax income (expense)	2,872,235,000	6,332,218,000	624,645,000	1,471,752,000
Profit (loss) from continuing operations	5,333,354,000	12,325,450,000	1,205,745,000	1,987,168,000
Profit (loss) from discontinued operations	0	0	0	0
Profit (loss)	5,333,354,000	12,325,450,000	1,205,745,000	1,987,168,000
Profit (loss), attributable to
Profit (loss), attributable to owners of parent	3,721,406,000	10,899,135,000	642,964,000	1,571,205,000
Profit (loss), attributable to non-controlling interests	1,611,948,000	1,426,315,000	562,781,000	415,963,000
Earnings per share
Earnings per share
Earnings per share
Basic earnings per share
Basic earnings (loss) per share from continuing operations	1.28	3.77	0.21	0.54
Basic earnings (loss) per share from discontinued operations	0	0	0	0
Total basic earnings (loss) per share	[3] 1.28	3.77	0.21	0.54
Diluted earnings per share
Diluted earnings (loss) per share from continuing operations	1.2	3.52	0.21	0.51
Diluted earnings (loss) per share from discontinued operations	0	0	0	0
Total diluted earnings (loss) per share	[4] 1.2	3.52	0.21	0.51

[410000] Statement of comprehensive income, OCI components presented net of tax

Concept	Accumulated Current Year 2016-01-01 - 2016-12-31	Accumulated Previous Year 2015-01-01 - 2015-12-31	Quarter Current Year 2016-10-01 - 2016-12-31	Quarter Previous Year 2015-10-01 - 2015-12-31
Statement of comprehensive income
Profit (loss)	5,333,354,000	12,325,450,000	1,205,745,000	1,987,168,000
Other comprehensive income
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	(255,713,000)	(166,044,000)	(255,713,000)	(166,044,000)
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	(255,713,000)	(166,044,000)	(255,713,000)	(166,044,000)
Components of other comprehensive income that will be reclassified to profit or loss, net of tax
Exchange differences on translation
Gains (losses) on exchange differences on translation, net of tax	1,123,994,000	705,474,000	271,179,000	171,358,000
Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0
Other comprehensive income, net of tax, exchange differences on translation	1,123,994,000	705,474,000	271,179,000	171,358,000
Available-for-sale financial assets
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	(2,567,444,000)	(920,759,000)	(2,271,700,000)	2,240,563,000
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	(2,567,444,000)	(920,759,000)	(2,271,700,000)	2,240,563,000
Cash flow hedges
Gains (losses) on cash flow hedges, net of tax	552,445,000	18,087,000	331,014,000	20,590,000
Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0
Other comprehensive income, net of tax, cash flow hedges	552,445,000	18,087,000	331,014,000	20,590,000
Hedges of net investment in foreign operations
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0

Concept	Accumulated Current Year 2016-01-01 - 2016-12-31	Accumulated Previous Year 2015-01-01 - 2015-12-31	Quarter Current Year 2016-10-01 - 2016-12-31	Quarter Previous Year 2015-10-01 - 2015-12-31
Change in value of time value of options
Gains (losses) on change in value of time value of options, net of tax	0	0	0	0
Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of time value of options	0	0	0	0
Change in value of forward elements of forward contracts
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0
Change in value of foreign currency basis spreads
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	(42,832,000)	19,705,000	(25,443,000)	17,313,000
Total other comprehensive income that will be reclassified to profit or loss, net of tax	(933,837,000)	(177,493,000)	(1,694,950,000)	2,449,824,000
Total other comprehensive income	(1,189,550,000)	(343,537,000)	(1,950,663,000)	2,283,780,000
Total comprehensive income	4,143,804,000	11,981,913,000	(744,918,000)	4,270,948,000
Comprehensive income attributable to
Comprehensive income, attributable to owners of parent	2,425,636,000	10,477,626,000	(1,347,407,000)	3,846,383,000
Comprehensive income, attributable to non-controlling interests	1,718,168,000	1,504,287,000	602,489,000	424,565,000

[520000] Statement of cash flows, indirect method

Concept	Accumulated Current Year 2016-01-01 - 2016-12-31	Accumulated Previous Year 2015-01-01 - 2015-12-31
Statement of cash flows
Cash flows from (used in) operating activities
Profit (loss)	5,333,354,000	12,325,450,000
Adjustments to reconcile profit (loss)
Discontinued operations	0	0
Adjustments for income tax expense	2,872,235,000	6,332,218,000
Adjustments for finance costs	0	0
Adjustments for depreciation and amortisation expense	16,979,833,000	14,660,929,000
Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	6,851,000	131,065,000
Adjustments for provisions	2,272,303,000	2,707,722,000
Adjustments for unrealised foreign exchange losses (gains)	6,707,831,000	4,032,871,000
Adjustments for share-based payments	1,410,492,000	1,199,489,000
Adjustments for fair value losses (gains)	43,370,000	(6,180,259,000)
Adjustments for undistributed profits of associates	0	0
Adjustments for losses (gains) on disposal of non-current assets	1,448,295,000	688,706,000
Participation in associates and joint ventures	(1,139,604,000)	(35,399,000)
Adjustments for decrease (increase) in inventories	(99,002,000)	1,169,751,000
Adjustments for decrease (increase) in trade accounts receivable	(4,649,477,000)	(2,120,569,000)
Adjustments for decrease (increase) in other operating receivables	(1,347,263,000)	(349,801,000)
Adjustments for increase (decrease) in trade accounts payable	5,255,698,000	63,873,000
Adjustments for increase (decrease) in other operating payables	438,556,000	588,955,000
Other adjustments for non-cash items	0	0
Other adjustments for which cash effects are investing or financing cash flow	312,000	(2,271,277,000)
Straight-line rent adjustment	0	0
Amortization of lease fees	0	0
Setting property values	0	0
Other adjustments to reconcile profit (loss)	352,654,000	304,860,000
Total adjustments to reconcile profit (loss)	30,553,084,000	20,923,134,000
Net cash flows from (used in) operations	35,886,438,000	33,248,584,000
Dividends paid	0	0
Dividends received	0	0
Interest paid	(8,497,919,000)	(6,239,387,000)
Interest received	(458,528,000)	(378,736,000)
Income taxes refund (paid)	7,268,938,000	7,823,659,000
Other inflows (outflows) of cash	0	0
Net cash flows from (used in) operating activities	36,656,891,000	31,285,576,000
Cash flows from (used in) investing activities
Cash flows from losing control of subsidiaries or other businesses	0	10,412,148,000
Cash flows used in obtaining control of subsidiaries or other businesses	42,933,000	10,181,851,000
Other cash receipts from sales of equity or debt instruments of other entities	0	0
Other cash payments to acquire equity or debt instruments of other entities	0	0
Other cash receipts from sales of interests in joint ventures	0	0
Other cash payments to acquire interests in joint ventures	0	0
Proceeds from sales of property, plant and equipment	1,571,211,000	565,552,000
Purchase of property, plant and equipment	27,941,585,000	25,524,145,000
Proceeds from sales of intangible assets	0	0
Purchase of intangible assets	2,472,124,000	1,553,801,000
Proceeds from sales of other long-term assets	0	0

Concept	Accumulated Current Year 2016-01-01 - 2016-12-31	Accumulated Previous Year 2015-01-01 - 2015-12-31
Purchase of other long-term assets	0	0
Proceeds from government grants	0	0
Cash advances and loans made to other parties	0	0
Cash receipts from repayment of advances and loans made to other parties	0	0
Cash payments for future contracts, forward contracts, option contracts and swap contracts	0	0
Cash receipts from future contracts, forward contracts, option contracts and swap contracts	0	0
Dividends received	0	0
Interest paid	0	0
Interest received	0	0
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	(114,979,000)	2,500,537,000
Net cash flows from (used in) investing activities	(29,000,410,000)	(23,781,560,000)
Cash flows from (used in) financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Payments from changes in ownership interests in subsidiaries that do not result in loss of control	2,379,424,000	0
Proceeds from issuing shares	0	0
Proceeds from issuing other equity instruments	0	0
Payments to acquire or redeem entity’s shares	1,720,807,000	733,831,000
Payments of other equity instruments	0	0
Proceeds from borrowings	5,728,498,000	27,097,067,000
Repayments of borrowings	3,622,600,000	6,788,941,000
Payments of finance lease liabilities	329,064,000	405,151,000
Proceeds from government grants	0	0
Dividends paid	1,084,192,000	1,084,192,000
Interest paid	7,633,026,000	5,938,679,000
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	1,049,703,000	(113,348,000)
Net cash flows from (used in) financing activities	(9,990,912,000)	12,032,925,000
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(2,334,431,000)	19,536,941,000
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents	483,388,000	130,835,000
Net increase (decrease) in cash and cash equivalents	(1,851,043,000)	19,667,776,000
Cash and cash equivalents at beginning of period	49,397,126,000	29,729,350,000
Cash and cash equivalents at end of period	47,546,083,000	49,397,126,000

[610000] Statement of changes in equity - Accumulated Current

	Components of equity
Sheet 1 of 3	Issued capital	Share premium	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	4,978,126,000	15,889,819,000	11,882,248,000	73,139,684,000	0	972,154,000	(153,264,000)	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	3,721,406,000	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	1,017,010,000	552,445,000	0	0
Total comprehensive income	0	0	0	3,721,406,000	0	1,017,010,000	552,445,000	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	1,084,192,000	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	(6,324,997,000)	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	(448,766,000)	943,768,000	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(448,766,000)	(2,744,015,000)	0	1,017,010,000	552,445,000	0	0
Equity at end of period	4,978,126,000	15,889,819,000	11,433,482,000	70,395,669,000	0	1,989,164,000	399,181,000	0	0

	Components of equity
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability	Reserve for catastrophe
Statement of changes in equity
Equity at beginning of period	0	0	4,254,280,000	0	(126,845,000)	0	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	(2,567,444,000)	0	(254,949,000)	0	0	0	0
Total comprehensive income	0	0	(2,567,444,000)	0	(254,949,000)	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(2,567,444,000)	0	(254,949,000)	0	0	0	0
Equity at end of period	0	0	1,686,836,000	0	(381,794,000)	0	0	0	0

	Components of equity
Sheet 3 of 3	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	311,229,000	5,257,554,000	87,382,935,000	12,138,842,000	99,521,777,000
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	3,721,406,000	1,611,948,000	5,333,354,000
Other comprehensive income	0	0	(42,832,000)	(1,295,770,000)	(1,295,770,000)	106,220,000	(1,189,550,000)
Total comprehensive income	0	0	(42,832,000)	(1,295,770,000)	2,425,636,000	1,718,168,000	4,143,804,000
Issue of equity	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	1,084,192,000	560,417,000	1,644,609,000
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	318,000	318,000
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	(6,324,997,000)	(804,427,000)	(7,129,424,000)
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	1,392,534,000	0	1,392,534,000
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(42,832,000)	(1,295,770,000)	(3,591,019,000)	353,642,000	(3,237,377,000)
Equity at end of period	0	0	268,397,000	3,961,784,000	83,791,916,000	12,492,484,000	96,284,400,000

[610000] Statement of changes in equity - Accumulated Previous

	Components of equity
Sheet 1 of 3	Issued capital	Share premium	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	4,978,126,000	15,889,819,000	12,647,475,000	62,905,444,000	0	348,429,000	(171,351,000)	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	10,899,135,000	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	623,725,000	18,087,000	0	0
Total comprehensive income	0	0	0	10,899,135,000	0	623,725,000	18,087,000	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	1,084,192,000	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	(765,227,000)	419,297,000	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(765,227,000)	10,234,240,000	0	623,725,000	18,087,000	0	0
Equity at end of period	4,978,126,000	15,889,819,000	11,882,248,000	73,139,684,000	0	972,154,000	(153,264,000)	0	0

	Components of equity
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability	Reserve for catastrophe
Statement of changes in equity
Equity at beginning of period	0	0	5,175,039,000	0	35,422,000	0	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	(920,759,000)	0	(162,267,000)	0	0	0	0
Total comprehensive income	0	0	(920,759,000)	0	(162,267,000)	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(920,759,000)	0	(162,267,000)	0	0	0	0
Equity at end of period	0	0	4,254,280,000	0	(126,845,000)	0	0	0	0

	Components of equity
Sheet 3 of 3	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	291,524,000	5,679,063,000	76,804,977,000	11,110,104,000	87,915,081,000
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	10,899,135,000	1,426,315,000	12,325,450,000
Other comprehensive income	0	0	19,705,000	(421,509,000)	(421,509,000)	77,972,000	(343,537,000)
Total comprehensive income	0	0	19,705,000	(421,509,000)	10,477,626,000	1,504,287,000	11,981,913,000
Issue of equity	0	0	0	0	0	(95,500,000)	(95,500,000)
Dividends recognised as distributions to owners	0	0	0	0	1,084,192,000	379,639,000	1,463,831,000
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	(410,000)	(410,000)
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	1,184,524,000	0	1,184,524,000
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	19,705,000	(421,509,000)	10,577,958,000	1,028,738,000	11,606,696,000
Equity at end of period	0	0	311,229,000	5,257,554,000	87,382,935,000	12,138,842,000	99,521,777,000

[700000] Informative data about the Statement of financial position

Concept	Close Current Quarter 2016-12-31	Close Previous Exercise 2015-12-31
Informative data of the Statement of Financial Position
Capital stock (nominal)	2,494,410,000	2,494,410,000
Restatement of capital stock	2,483,716,000	2,483,716,000
Plan assets for pensions and seniority premiums	1,934,424,000	2,035,168,000
Number of executives	72	77
Number of employees	42,216	43,887
Number of workers	0	0
Outstanding shares	341,268,344,274	338,468,382,759
Repurchased shares	21,161,542,857	23,961,504,372
Restricted cash	0	0
Guaranteed debt of associated companies	0	0

[700002] Informative data about the Income statement

Concept	Accumulated Current Year 2016-01-01 - 2016-12-31	Accumulated Previous Year 2015-01-01 - 2015-12-31	Quarter Current Year 2016-10-01 - 2016-12-31	Quarter Previous Year 2015-10-01 - 2015-12-31
Informative data of the Income Statement
Operating depreciation and amortization	16,979,833,000	14,660,929,000	4,469,491,000	3,921,106,000

[700003] Informative data - Income statement for 12 months

Concept	Current Year 2016-01-01 - 2016-12-31	Previous Year 2015-01-01 - 2015-12-31
Informative data - Income Statement for 12 months
Revenue	96,287,363,000	88,051,829,000
Profit (loss) from operating activities	16,598,097,000	18,745,125,000
Profit (loss)	5,333,354,000	12,325,450,000
Profit (loss), attributable to owners of parent	3,721,406,000	10,899,135,000
Operating depreciation and amortization	16,979,833,000	14,660,929,000

[800001] Breakdown of credits

Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Banks
Foreign trade
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Banks - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Commercial banks
BANCO MERCANTIL DEL NORTE, S.A.1	NO	2015-05-15	2022-04-30	TIIE+1.0		161,402,000	242,102,000	242,102,000	242,103,000	851,534,000
HSBC 2	NO	2011-03-28	2018-03-30	TIIE+117.5		624,698,000	624,699,000
HSBC 3	NO	2013-05-29	2019-05-30	TIIE+1.25		64,848,000	64,848,000	196,208,000
HSBC 4	NO	2014-07-04	2019-07-04	TIIE+1.25				299,028,000
BANCO SANTANDER 5	NO	2015-03-12	2020-05-07	TIIE+1.25					249,433,000
BANCO SANTANDER 6	NO	2015-01-08	2019-09-10	TIIE+1.25				249,600,000
HSBC 7	NO	2016-03-08	2023-03-08	7.13						2,500,000,000
SCOTIABANK 8	NO	2016-03-08	2023-03-08	7						3,000,000,000
TOTAL					0	850,948,000	931,649,000	986,938,000	491,536,000	6,351,534,000	0	0	0	0	0	0
Other banks
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total banks
TOTAL					0	850,948,000	931,649,000	986,938,000	491,536,000	6,351,534,000	0	0	0	0	0	0
Stock market
Listed on stock exchange - unsecured
SENIOR NOTES 1	SI	2007-05-09	2037-05-11	8.93						4,485,197,000
CERTIFICADOS BURSATILES 1	NO	2010-10-14	2020-10-01	7.38					9,972,963,000
SENIOR NOTES 2	SI	2013-05-14	2043-05-14	7.62						6,437,435,000
CERTIFICADOS BURSATILES 2	NO	2014-04-07	2021-04-01	TIIE+0.35						5,991,035,000
CERTIFICADOS BURSATILES 3	NO	2015-05-11	2022-05-02	TIIE+0.35						4,990,664,000
SENIOR NOTES 3	SI	2008-05-06	2018-05-15	6.31									10,308,290,000
SENIOR NOTES 4	SI	2005-03-18	2025-03-18	6.97												12,065,307,000
SENIOR NOTES 5	SI	2002-03-11	2032-03-11	8.94												6,163,745,000
SENIOR NOTES 6	SI	2009-11-23	2040-01-15	6.97												12,235,399,000
SENIOR NOTES 7	SI	2014-05-13	2045-05-13	5.26												20,154,980,000
SENIOR NOTES 8	SI	2015-11-24	2026-01-30	4.86												6,146,385,000
SENIOR NOTES 9	SI	2015-11-24	2046-01-31	6.44												18,433,606,000
TOTAL					0	0	0	0	9,972,963,000	21,904,331,000	0	0	10,308,290,000	0	0	[5] 75,199,422,000
Listed on stock exchange - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - unsecured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total listed on stock exchanges and private placements
TOTAL					0	0	0	0	9,972,963,000	21,904,331,000	0	0	10,308,290,000	0	0	75,199,422,000

Other current and non-current liabilities with cost
Other current and non-current liabilities with cost
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD 1	NO	2012-08-08	2020-07-01		91,142,000	94,506,000	97,359,000	100,597,000
GE CAPITAL CFE MÉXICO, S. DE R.L. DE C.V. 1	NO	2014-07-01	2020-01-01		26,290,000	25,446,000	17,102,000	278,000
ALD AUTOMOTIVE, S.A. DE C.V. 1	NO	2013-12-01	2017-03-01		1,769,000
GE CAPITAL CFE MÉXICO, S. DE R.L. DE C.V. 2	NO	2014-07-01	2020-05-01		40,884,000	28,665,000	13,030,000	28,636,000
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD 2	NO	2012-08-01	2021-07-01		29,557,000	22,038,000	23,015,000	24,045,000	25,136,000
INTELSAT GLOBAL SALES 1	SI	2012-10-01	2027-09-01								351,335,000	377,858,000	406,384,000	437,063,000	3,949,925,000
GE CAPITAL CFE MÉXICO, S. DE R.L. DE C.V. 3	NO	2013-05-29	2017-07-01								3,687,000
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD 3	NO	2014-11-01	2022-11-01		6,190,000	3,157,000	3,257,000	3,364,000	7,085,000
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD 4	NO	2014-11-01	2024-12-01		24,722,000	16,562,000	17,099,000	17,665,000	76,978,000
DOCUMENTOS DESCONTADOS CON BBVA BANCOMER	NO	2016-03-01	2020-03-04		1,202,344,000	1,216,306,000	1,217,187,000	1,217,188,000
TOTAL				0	1,422,898,000	1,406,680,000	1,388,049,000	1,391,773,000	109,199,000	0	355,022,000	377,858,000	406,384,000	437,063,000	3,949,925,000
Total other current and non-current liabilities with cost
TOTAL				0	1,422,898,000	1,406,680,000	1,388,049,000	1,391,773,000	109,199,000	0	355,022,000	377,858,000	406,384,000	437,063,000	3,949,925,000
Suppliers
Suppliers
SUPPLIERS 1	NO	2016-12-01	2018-12-30		13,244,735,000	25,859,000					6,819,266,000
TRANSMISSION RIGHTS 1	NO	2012-05-07	2028-06-27		445,474,000	227,130,000	195,421,000	144,392,000	46,340,000		2,368,540,000	769,688,000	403,940,000	285,850,000	314,681,000
TOTAL				0	13,690,209,000	252,989,000	195,421,000	144,392,000	46,340,000	0	9,187,806,000	769,688,000	403,940,000	285,850,000	314,681,000
Total suppliers
TOTAL				0	13,690,209,000	252,989,000	195,421,000	144,392,000	46,340,000	0	9,187,806,000	769,688,000	403,940,000	285,850,000	314,681,000
Other current and non-current liabilities
Other current and non-current liabilities
DERIVATIVE FINANCAL INSTRUMENTS 1	NO	2014-04-01	2018-04-01			5,508,000
TOTAL				0	0	5,508,000	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities
TOTAL				0	0	5,508,000	0	0	0	0	0	0	0	0	0
Total credits
TOTAL				0	15,964,055,000	2,596,826,000	2,570,408,000	12,000,664,000	28,411,404,000	0	9,542,828,000	11,455,836,000	810,324,000	722,913,000	79,464,028,000

[800003] Annex - Monetary foreign currency position

	Currencies
	Dollars	Dollar equivalent in pesos	Other currencies equivalent in dollars	Other currencies equivalent in pesos	Total pesos
Foreign currency position
Monetary assets
Current monetary assets	1,947,999,000	40,198,128,000	43,828,000	904,417,000	41,102,545,000
Non-current monetary assets	0	0	0	0	0
Total monetary assets	1,947,999,000	40,198,128,000	43,828,000	904,417,000	41,102,545,000
Liabilities position
Current liabilities	595,581,000	12,290,171,000	32,396,000	668,511,000	12,958,682,000
Non-current liabilities	4,533,814,000	93,557,972,000	2,759,000	56,934,000	93,614,906,000
Total liabilities	5,129,395,000	105,848,143,000	35,155,000	725,445,000	106,573,588,000
Net monetary assets (liabilities)	(3,181,396,000)	(65,650,015,000)	8,673,000	178,972,000	[6] (65,471,043,000)

[800005] Annex - Distribution of income by product

	Income type
	National income	Export income	Income of subsidiaries abroad	Total income
CONTENT:
CONTENT:	0	0	0	0
TELEVISA
CONTENT – ADVERTISING	22,636,449,000	376,106,000	210,638,000	23,223,193,000
CONTENT – NETWORK SUSCRIPTION REVENUE	3,079,041,000	1,320,300,000	0	4,399,341,000
CONTENT – LICENSING AND SYNDICATION	711,468,000	8,352,674,000	0	9,064,142,000
SKY (INCLUDES LEASING OF SET-TOP EQUIPMENT):
SKY (INCLUDE LEASING OF SET-TOP EQUIPMENT):	0	0	0	0
SKY, VETV, BLUE TO GO
SKY – DTH BROADCAST SATELLITE TV	19,627,851,000	0	1,637,774,000	21,265,625,000
SKY – PAY PER VIEW	263,110,000	0	0	263,110,000
SKY - ADVERTISING	412,512,000	0	0	412,512,000
CABLE (INCLUDE LEASING OF SET-TOP EQUIPMENT):
CABLE (INCLUDE LEASING OF SET-TOP EQUIPMENT):	0	0	0	0
CABLEVISIÓN, CABLEMÁS, TVI, CABLECOM, IZZI, TELECABLE
CABLE – DIGITAL TV SERVICE	13,051,572,000	0	0	13,051,572,000
CABLE – BROADBAND SERVICES	9,709,197,000	0	0	9,709,197,000
CABLE - SERVICE INSTALLATION	244,643,000	0	0	244,643,000
CABLE – PAY PER VIEW	78,171,000	0	0	78,171,000
CABLE - ADVERTISING	678,816,000	0	0	678,816,000
CABLE – TELEPHONY	3,103,765,000	0	0	3,103,765,000
CABLE – OTHER INCOME	238,572,000	0	0	238,572,000
BESTEL, METRORED
CABLE – TELECOMMUNICATIONS	4,409,366,000	0	377,514,000	4,786,880,000
OTHER BUSINESSES:
OTHER BUSINESSES:	0	0	0	0
TV Y NOVELAS, MEN´S HEALTH, VANIDADES, COSMOPOLITAN, NATIONAL GEOGRAPHIC, MUY INTERESANTE, AUTOMOVIL PANAMERICANO, TÚ, SKY VIEW, COCINA FÁCIL, GENTE, PAPARAZZI, BILINKEN, PARA TI, CONDORITO
PUBLISHING – MAGAZINE CIRCULATION	511,729,000	0	480,101,000	991,830,000
PUBLISHING – ADVERTISING	769,009,000	0	691,501,000	1,460,510,000
PUBLISHING - OTHER INCOME	23,749,000	0	0	23,749,000
VIDEOCINE, PANTELION
DISTRIBUTION, RENTALS AND SALE MOVIE RIGHTS	463,761,000	50,762,000	166,877,000	681,400,000
CLUB DE FÚTBOL AMÉRICA, ESTADIO AZTECA
SPECIAL EVENTS AND SHOW PROMOTION	1,581,705,000	220,319,000	0	1,802,024,000
PLAY CITY, MULTIJUEGOS
GAMING	2,653,990,000	0	0	2,653,990,000
TELEVISA RADIO
RADIO - ADVERTISING	814,176,000	0	0	814,176,000
HOLA MÉXICO, ENTREPRENEUR, MINIREVISTA MINA, CINE PREMIER, GLAMOUR MEXICO, SELECCIONES, MAGALY TV, MONSTER HIGH, GUÍA DE BIENESTAR SELECCIONES, FÚTBOL TOTAL, CARTOON NETWORK, MOI
PUBLISHING DISTRIBUTION	318,924,000	0	81,645,000	400,569,000
INTERSEGMENT ELIMINATIONS
INTERSEGMENT ELIMINATIONS	(3,041,264,000)	0	(19,160,000)	(3,060,424,000)
TOTAL	82,340,312,000	10,320,161,000	3,626,890,000	96,287,363,000

[800007] Annex - Financial derivate instruments

Management discussion about the policy uses of financial derivate instruments, explaining if these policies are allowed just for coverage or for other uses like trading

EXHIBIT 1
TO THE ELECTRONIC FORM TITLED “PREPARATION, FILING, DELIVERY AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND ADMINISTRATIVE INFORMATION BY ISSUERS”
III. QUALITATIVE AND QUANTITATIVE INFORMATION
i.   Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.
Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.
In accordance with the policies and procedures implemented by the Vice President of Finance and Risk and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company’s Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the fourth quarter of 2016, no such financial derivatives were outstanding. Pursuant to the provisions of International Financial Reporting Standards Board, certain financial derivative transactions originally intended to serve as a hedge and in effect until December 31st, 2016, are not within the scope of hedge accounting as specified in such Standards and, consequently, are recognized in the accounting based on the provisions included in the aforementioned Standards.
General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.
The Company’s principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.

The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.
Foreign exchange risk is monitored by assessing the Company’s monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.
Financial derivative transactions are reported from time to time to the Audit and Corporate Practices Committee.
The Company has entered into master derivatives agreements with both domestic and foreign financial institutions, that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and with local institutions is the Master Agreement published by ISDA and in some instances, using the form agreement ISDAmex. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.
In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.
As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.
In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:
1.	Cross-currency interest rate swaps (i.e., coupon swaps);
2.	Interest rate and inflation-indexed swaps;
3.	Cross-currency principal and interest rate swaps;
4.	Swaptions;
5.	Forward exchange rate contracts;
6.	FX options;
7.	Interest Rate Caps and Floors contracts;
8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and
9.	Credit Default Swaps.
The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.
During the quarter from October to December 2016, there were no defaults or margin calls under the aforementioned financial derivative transactions.
The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company’s open positions.
The Risk Management area is responsible for measuring, at least once a month, the Company’s exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company’s risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.

The office of the Comptroller is responsible for the validation of the Company’s accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.
As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company’s external auditors. As of the date hereof, the Company’s auditors have not raised any observation or identified any deficiency therein.
Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.
The Company has a Risk Management Committee, which is responsible for monitoring the Company’s risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company’s Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

General description about valuation techniques, standing out the instruments valuated at cost or fair value, just like methods and valuation techniques

ii.   General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.
The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.
In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.
The Company performs its valuations without the participation of any independent third party.
The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company’s methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

Management discussion  about intern and extern sources of liquidity that could be used for attending requirements related to financial derivate instruments

iii.   Management’s discussion of the internal and external sources of liquidity that could be used to satisfy the Company’s requirements in connection with its financial derivatives.

As of the date hereof, the Company’s management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company’s financial derivative transactions, management is of the opinion that the Company’s significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

Changes and management explanation  in principal risk exposures identified, as contingencies and events known by the administration that could affect future reports

iv.   Explanation as to any change in the issuer’s exposure to the principal risks identified thereby and in their management, and any contingency or event known to or anticipated by the issuer’s management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer’s results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.
Changes in the Company’s exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company’s management, which could affect any future report.
Since a significant portion of the Company’s debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company’s results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company’s treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.
Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company’s results or cash flows.
As of the date hereof, no circumstance or event of a financial derivative transaction, resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.
Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.
1.
During the relevant quarter, a forward through which the Company hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $40,000,000.00 (Fourty Million U.S. Dollars 00/100), expired. As a result of this hedge a profit of MXN $95,992,750.00 (Ninety Five Million Nine Hundred Ninety Two Thousand Seven Hundred Fifty Pesos 00/100) was obtained on November 2016.

During the relevant quarter there were no defaults or margin calls under financial derivative transactions.

 Quantitative information for disclosure

v.   Quantitative Information. Attached hereto as “Table 1” is a summary of the financial derivative instruments purchased by Grupo Televisa, S.A.B and Televisión Internacional, S.A. de C.V., whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.
IV. SENSITIVITY ANALYSIS
Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.
In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

TABLE 1

GRUPO TELEVISA, S.A.B.
Summary of Financial Derivative Instruments as of
December 31, 2016
(In thousands of pesos/dollars)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value			Collateral/ Lines of Credit/ Securities Pledged
			Current Quarter (3)	Previous Quarter (4)	Current Quarter D(H) (3)	Previous Quarter D(H) (4)	Maturing per Year
Interest Rate Swap (1)	Hedging	Ps. 1,250,000	TIIE 28 days / 7.4325%	TIIE 28 days / 7.4325%	(5,508)	(27,255)	Monthly interest 2017-2018	Does not exist (5)
Interest Rate Swap (1)	Hedging	Ps. 6,000,000	TIIE 28 days / 5.9351%	TIIE 28 days / 5.9351%	351,773	21,609	Monthly interest 2017-2021	Does not exist (5)
Interest Rate Swap (1)	Hedging	Ps. 2,500,000	TIIE 28 days / 5.6148%	TIIE 28 days / 5.6148%	223,994	58,733	Monthly interest 2017-2022	Does not exist (5)
Forward (1)	Hedging	-	-	U.S.$40,000 / Ps. 734,522	-	44,293	-	Does not exist (5)
Interest Rate Swap (2)	Hedging	Ps.1,376,667	TIIE 28 days / 5.246%	TIIE 28 days / 5.246%	72,003	23,891	Monthly Interest 2017-2022	Does not exist (5)
				Total	642,262	121,271

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Televisión Internacional, S.A. de C.V.
(3)	The aggregate amount of the derivatives reflected in the consolidated statement of financial position of Grupo Televisa, S.A.B. as of December 31, 2016, included in the relevant SIFIC, is as follows:

Other non-current financial assets	Ps.	647,770
Other non-current liabilities no cost		(5,508)
	Ps.	642,262

(4)	Information for as of September 30, 2016.
(5)	Applies only to implicit financing in the ISDA ancillary agreements identified as “Credit Support Annex”.

[800100] Notes - Subclassifications of assets, liabilities and equities

Concept	Close Current Quarter 2016-12-31	Close Previous Exercise 2015-12-31
Subclassifications of assets, liabilities and equities
Cash and cash equivalents
Cash
Cash on hand	77,211,000	52,434,000
Balances with banks	1,473,487,000	1,513,161,000
Total cash	1,550,698,000	1,565,595,000
Cash equivalents
Short-term deposits, classified as cash equivalents	45,995,385,000	47,831,531,000
Short-term investments, classified as cash equivalents	0	0
Other banking arrangements, classified as cash equivalents	0	0
Total cash equivalents	45,995,385,000	47,831,531,000
Other cash and cash equivalents	0	0
Total cash and cash equivalents	47,546,083,000	49,397,126,000
Trade and other current receivables
Current trade receivables	24,906,452,000	21,702,128,000
Current receivables due from related parties	905,572,000	98,388,000
Current prepayments
Current advances to suppliers	0	0
Current prepaid expenses	2,143,239,000	1,448,627,000
Total current prepayments	2,143,239,000	1,448,627,000
Current receivables from taxes other than income tax	2,153,221,000	1,499,338,000
Current value added tax receivables	2,082,196,000	1,462,792,000
Current receivables from sale of properties	0	0
Current receivables from rental of properties	0	0
Other current receivables	883,520,000	1,481,903,000
Total trade and other current receivables	30,992,004,000	26,230,384,000
Classes of current inventories
Current raw materials and current production supplies
Current raw materials	0	0
Current production supplies	0	0
Total current raw materials and current production supplies	0	0
Current merchandise	0	0
Current work in progress	0	0
Current finished goods	0	0
Current spare parts	0	0
Property intended for sale in ordinary course of business	0	0
Other current inventories	1,899,078,000	1,628,276,000
Total current inventories	1,899,078,000	1,628,276,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners
Non-current assets or disposal groups classified as held for sale	0	0
Non-current assets or disposal groups classified as held for distribution to owners	0	0
Total non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Trade and other non-current receivables
Non-current trade receivables	0	0
Non-current receivables due from related parties	0	0
Non-current prepayments	0	0
Non-current lease prepayments	0	0
Non-current receivables from taxes other than income tax	0	0

Concept	Close Current Quarter 2016-12-31	Close Previous Exercise 2015-12-31
Non-current value added tax receivables	0	0
Non-current receivables from sale of properties	0	0
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	0	0
Total trade and other non-current receivables	0	0
Investments in subsidiaries, joint ventures and associates
Investments in subsidiaries	0	0
Investments in joint ventures	795,388,000	642,348,000
Investments in associates	11,296,866,000	8,629,553,000
Total investments in subsidiaries, joint ventures and associates	12,092,254,000	9,271,901,000
Property, plant and equipment
Land and buildings
Land	5,036,641,000	4,699,723,000
Buildings	4,589,178,000	4,731,004,000
Total land and buildings	9,625,819,000	9,430,727,000
Machinery	56,578,248,000	51,799,201,000
Vehicles
Ships	0	0
Aircraft	552,105,000	563,987,000
Motor vehicles	919,877,000	866,327,000
Total vehicles	1,471,982,000	1,430,314,000
Fixtures and fittings	471,139,000	405,278,000
Office equipment	2,436,025,000	1,974,221,000
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	0	0
Construction in progress	15,053,731,000	9,938,991,000
Construction prepayments	0	0
Other property, plant and equipment	1,146,628,000	1,110,545,000
Total property, plant and equipment	86,783,572,000	76,089,277,000
Investment property
Investment property completed	0	0
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	0	0
Intangible assets and goodwill
Intangible assets other than goodwill
Brand names	2,043,446,000	2,522,959,000
Intangible exploration and evaluation assets	0	0
Mastheads and publishing titles	0	0
Computer software	2,705,448,000	1,877,769,000
Licences and franchises	0	0
Copyrights, patents and other industrial property rights, service and operating rights	0	0
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets under development	0	0
Other intangible assets	18,873,251,000	19,592,971,000
Total intangible assets other than goodwill	23,622,145,000	23,993,699,000
Goodwill	14,112,626,000	14,112,626,000
Total intangible assets and goodwill	37,734,771,000	38,106,325,000
Trade and other current payables
Current trade payables	22,878,015,000	17,361,484,000

Concept	Close Current Quarter 2016-12-31	Close Previous Exercise 2015-12-31
Current payables to related parties	1,088,226,000	443,035,000
Accruals and deferred income classified as current
Deferred income classified as current	21,709,431,000	20,470,380,000
Rent deferred income classified as current	0	0
Accruals classified as current	3,771,842,000	3,105,226,000
Short-term employee benefits accruals	1,078,729,000	1,034,446,000
Total accruals and deferred income classified as current	25,481,273,000	23,575,606,000
Current payables on social security and taxes other than income tax	611,603,000	628,544,000
Current value added tax payables	71,297,000	61,254,000
Current retention payables	867,468,000	617,497,000
Other current payables	0	0
Total trade and other current payables	50,926,585,000	42,626,166,000
Other current financial liabilities
Bank loans current	850,948,000	2,979,847,000
Stock market loans current	0	0
Other current iabilities at cost	1,777,920,000	511,556,000
Other current liabilities no cost	0	1,402,000
Other current financial liabilities	1,827,307,000	1,184,221,000
Total Other current financial liabilities	4,456,175,000	4,677,026,000
Trade and other non-current payables
Non-current trade payables	2,413,301,000	2,711,224,000
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current
Deferred income classified as non-current	0	514,531,000
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	0	514,531,000
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	0	0
Total trade and other non-current payables	2,413,301,000	3,225,755,000
Other non-current financial liabilities
Bank loans non-current	8,761,657,000	4,501,843,000
Stock market loans non-current	117,385,006,000	102,928,921,000
Other non-current liabilities at cost	9,466,931,000	5,293,559,000
Other non-current liabilities no cost	5,508,000	225,660,000
Other non-current financial liabilities	0	0
Total Other non-current financial liabilities	135,619,102,000	112,949,983,000
Other provisions
Other non-current provisions	54,799,000	52,884,000
Other current provisions	30,767,000	42,063,000
Total other provisions	85,566,000	94,947,000
Other reserves
Revaluation surplus	0	0
Reserve of exchange differences on translation	1,989,164,000	972,154,000
Reserve of cash flow hedges	399,181,000	(153,264,000)
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on remeasuring available-for-sale financial assets	1,686,836,000	4,254,280,000

Concept	Close Current Quarter 2016-12-31	Close Previous Exercise 2015-12-31
Reserve of share-based payments	0	0
Reserve of remeasurements of defined benefit plans	(381,794,000)	(126,845,000)
Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	0	0
Reserve of gains and losses from investments in equity instruments	0	0
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalisation	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Capital redemption reserve	0	0
Merger reserve	0	0
Statutory reserve	0	0
Other comprehensive income	268,397,000	311,229,000
Total other reserves	3,961,784,000	5,257,554,000
Net assets (liabilities)
Assets	309,054,150,000	281,473,754,000
Liabilities	212,769,750,000	181,951,977,000
Net assets (liabilities)	96,284,400,000	99,521,777,000
Net current assets (liabilities)
Current assets	95,761,498,000	89,938,076,000
Current liabilities	57,426,063,000	48,978,050,000
Net current assets (liabilities)	38,335,435,000	40,960,026,000

[800200] Notes - Analysis of income and expense

Concept	Accumulated Current Year 2016-01-01 - 2016-12-31	Accumulated Previous Year 2015-01-01 - 2015-12-31	Quarter Current Year 2016-10-01 - 2016-12-31	Quarter Previous Year 2015-10-01 - 2015-12-31
Analysis of income and expense
Revenue
Revenue from rendering of services	72,915,848,000	67,452,100,000	21,087,891,000	19,444,320,000
Revenue from sale of goods	2,317,315,000	2,415,371,000	637,168,000	706,514,000
Interest income	0	0	0	0
Royalty income	8,526,197,000	7,097,435,000	2,392,324,000	1,942,197,000
Dividend income	0	0	0	0
Rental income	12,528,003,000	11,086,923,000	3,183,267,000	2,858,097,000
Revenue from construction contracts	0	0	0	0
Other revenue	0	0	0	0
Total revenue	96,287,363,000	88,051,829,000	27,300,650,000	24,951,128,000
Finance income
Interest income	1,499,473,000	1,027,758,000	204,617,000	261,567,000
Net gain on foreign exchange	0	0	0	0
Gains on change in fair value of derivatives	0	116,464,000	120,192,000	0
Gain on change in fair value of financial instruments	0	5,262,577,000	0	300,000
Other finance income	0	2,135,743,000	0	0
Total finance income	1,499,473,000	8,542,542,000	324,809,000	261,867,000
Finance costs
Interest expense	8,497,919,000	6,239,387,000	2,250,365,000	1,673,878,000
Net loss on foreign exchange	2,490,296,000	2,426,011,000	1,191,546,000	458,381,000
Losses on change in fair value of derivatives	43,370,000	0	0	76,590,000
Loss on change in fair value of financial instruments	0	0	0	0
Other finance cost	0	0	0	0
Total finance costs	11,031,585,000	8,665,398,000	3,441,911,000	2,208,849,000
Tax income (expense)
Current tax	6,724,071,000	7,380,430,000	2,083,298,000	1,600,370,000
Deferred tax	(3,851,836,000)	(1,048,212,000)	(1,458,653,000)	(128,618,000)
Total tax income (expense)	2,872,235,000	6,332,218,000	624,645,000	1,471,752,000

[800500] Notes - List of notes

Disclosure of notes and other explanatory information

See Notes 1 and 2 of the Disclosure of interim financial reporting

Disclosure of general information about financial statements

Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.

Basis of Preparation and Accounting Policies

The condensed consolidated financial statements of the Group, as of December 31, 2016 and December 31, 2015, and for the years ended December 31, 2016 and 2015, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

The unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2016, 2015 and 2014, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of December 31, 2016. The adoption of the improvements and amendments to current IFRSs effective on January 1, 2016 did not have a significant impact in these interim unaudited condensed consolidated financial statements.

Disclosure of summary of significant accounting policies

See Note 2 of the Disclosure of interim financial reporting

[800600] Notes - List of accounting policies

Disclosure of summary of significant accounting policies

See Note 2 of the Disclosure of interim financial reporting

[813000] Notes - Interim financial reporting

Disclosure of interim financial reporting

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

Notes to Interim Unaudited Condensed Consolidated Financial Statements
For the years ended December 31, 2016 and 2015.
(In thousands of Mexican Pesos, except per CPO, per share and exchange rate amounts, unless otherwise indicated)

1.	Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”) its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located in Mexico City at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.

Grupo Televisa, S.A.B. together with its subsidiaries (collectively, the “Group”) is a leading media company in the Spanish-speaking world, an important cable operator in Mexico, and an operator of a leading direct-to-home satellite pay television system in Mexico. The Group distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands and television networks, cable operators and over-the-top or “OTT” services. In the United States, the Group’s audiovisual content is distributed through Univision Communications Inc. (“Univision”), the leading media company serving the Hispanic market. Univision broadcasts the Group’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, the Group has equity and Warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc. or “UHI”, the controlling company of Univision. The Group’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable multiple system operators in Mexico. The Group owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. The Group also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

2.	Basis of Preparation and Accounting Policies

These interim condensed consolidated financial statements of the Group, as of December 31, 2016 and 2015, and for the years ended December 31, 2016 and 2015, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

These interim unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2016 and 2015, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of December 31, 2016.  Some amendments and improvements to certain IFRSs issued by the IASB and effective on January 1, 2016, did not have a significant impact in these interim unaudited condensed consolidated financial statements.

These interim unaudited condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s audited consolidated financial statements for the years ended December 31, 2016, 2015 and 2014. There have been no changes in the Corporate Finance Department of the Company or in any risk management policies since the year end.

These interim unaudited condensed consolidated financial statements were authorized for issuance on April 4, 2017, by the Group’s Chief Financial Officer.

The preparation of interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these interim unaudited condensed financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2015.

3.	Acquisitions, Investments and Disposition

In January 2015, the Group acquired, through a series of transactions, all of the equity interest of Cablevisión Red, S.A. de C.V. and other related companies (collectively, “Telecable”) for an aggregate cash consideration of Ps.10,001,838. Telecable is a cable business that provides video, data and telephone services in Mexico, primarily in the states of Guanajuato, Jalisco, Aguascalientes, Querétaro, Tamaulipas and Colima. The Group began to consolidate the net assets and results of operations of Telecable in its consolidated financial statements in the first quarter of 2015. The Group completed a final purchase price allocation for this transaction in the fourth quarter of 2015. Through the acquisition of Telecable, the Group continues with its strategy to establish a cable company with national coverage that delivers more and better services through state of the art technology and internationally competitive prices for the benefit of end users. The following table summarizes the allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed at the acquisition date. The excess of the purchase price over those fair values and the related deferred income tax liability was allocated to goodwill in the Cable segment.

	Acquisition in January 2015
Cash and cash equivalents	Ps.	270,447
Trade and other receivables		57,687
Other current assets		34,118
Total current assets		362,252
Property, plant and equipment, net		1,724,757
Goodwill		4,885,331
Concessions		4,373,855
List of subscribers		1,233,808
Trademarks		218,578
Other intangible assets		16,240
Other non-current assets		4,582
Total assets		12,819,403
Trade and other payables		135,920
Other current liabilities		78,753
Total current liabilities		214,673
Long-term debt		505,425
Deferred income tax liability		2,090,269
Other non-current liabilities		7,198
Total non-current liabilities		2,602,892
Total liabilities		2,817,565
Total net assets	Ps.	10,001,838

In January 2015, the Group received proceeds in the aggregate amount of U.S.$717 million (Ps.10,632,393) in connection with the disposal in 2014 of its investment in GSF Telecom Holdings, S.A.P.I. de C.V., a telecommunications joint venture engaged primarily in providing mobile services throughout México, of which U.S.$697 million (Ps.10,335,813) were in cash and U.S.$20 million (Ps.296,580) were held in escrow for certain contingent litigation costs. As of December 31, 2015, the amount held in escrow was U.S.$11.9 million (Ps.204,954), and this amount was released and used during 2016.

In July 2015, UHI, the controlling company of Univision and the Company announced that together with major shareholders of UHI, they had entered into a Memorandum of Understanding (“MOU”) and that certain subsidiaries of UHI and the Company entered into an agreement to amend their existing Program Licensing Agreement (the “PLA”). Under the PLA amendment, the terms of the existing strategic relationship between UHI and the Group have been amended among other things, (i) to extend the term of the PLA from its current expiration date of at least 2025 to at least 2030 upon consummation of a qualified public equity offering of UHI; and (ii) to adjust the royalty computation of the PLA by making certain additional revenue subject to royalties in exchange for certain adjustments to the royalty rate. Under the terms of the MOU, UHI, the Group and the major shareholders of UHI agreed to (i) upon a qualifying initial public offering of UHI, an equity capitalization of UHI by which, among other considerations, the Group will hold common stock with approximately 22% of the voting rights of UHI common stock, and the right for the Group to designate a minimum number of directors to UHI’s Board of Directors; and (ii) the exchange of U.S.$1,125 million (Ps.17,634,375) principal amount of Convertible Debentures issued by UHI for Warrants that are exercisable for UHI’s common stock, and a cash payment by UHI in the amount of U.S.$135.1 million (Ps.2,194,981) for such exchange. In July 2015, the Group exercised a portion of these Warrants to increase its equity stake in UHI from 7.8% to 10% (see Notes 4, 5 and 9).

In July 2015, the Company acquired additional shares of Imagina Media Audiovisual, S.L. (together with its subsidiaries, “Imagina”) in the aggregate cash amount of €19.2 million (Ps.341,710) in connection with a reorganization of stockholders of this investee, by which the Company increased its equity stake in Imagina from 14.5% to 19.9% (see Note 4).

In March 2016, the Group announced the acquisition of the remaining 50% equity interest of Televisión Internacional, S.A. de C.V. (“TVI”) in the aggregate fair value amount of Ps.6,750,000, including a cash payment of Ps.2,000,000 and the assumption of long-term liabilities in the aggregate amount of Ps.4,750,000 (undiscounted amount of Ps.5,106,250) with maturities between 2017 and 2020 (see Note 8). Until this transaction was completed, a non-controlling interest participated as a shareholder of Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”), a direct subsidiary of the Company. In August 2016, the Company completed this transaction by acquiring the non-controlling interest in CVQ. This transaction complied with the guidelines and timetable established by the authorization by the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones” or “IFT”). With the ownership of the 100% of the equity interest of TVI, the Group is better positioned to exploit efficiencies and economies of scale among all its cable operations throughout Mexico and continue to expand upon its offerings of video, voice and data services. The effect of this transaction in the equity attributable to stockholders of the Company as of December 31, 2016, was as follows:

	Acquisition of Non-controlling Interests
Carrying value of the non-controlling interest in TVI	Ps.	768,703
Consideration for the acquisition of a non-controlling interest in TVI		(6,750,000)
Decrease in retained earnings attributable to stockholders of the Company(1)	Ps.	(5,981,297)

In the fourth quarter of 2016, TVI acquired a remaining 50% equity interest of Cable Sistema de Victoria, S.A. de C.V. (“CSV”), an indirect subsidiary of TVI, for an amount of Ps.379,424. The effect of this transaction in the equity attributable to stockholders of the Company as of December 31, 2016, was as follows:

	Acquisition of Non-controlling Interests
Carrying value of the non-controlling interest in CSV	Ps.	35,7243
Consideration for the acquisition of a non-controlling interest in CSV		(379,424)
Decrease in retained earnings attributable to stockholders of the Company(1)	Ps.	(343,700)

(1)
Changes in ownership interest are treated as equity transactions, if control is maintained. Any difference between the amount by which the non-controlling interest is adjusted and the fair value of the consideration paid or received is recognized in equity attributed to stockholders of the Company.

4.   Investments in Financial Instruments

At December 31, 2016 and 2015, the Group had the following investments in financial instruments:

	December 31, 2016	December 31, 2015
Available-for-sale financial assets:
Warrants issued by UHI (1)	$38,298,606	$35,042,577
Available-for-sale investments (2)	6,456,392	5,873,243
	44,754,998	40,915,820
Held-to-maturity investments (3)	335,833	134,034
Other	45,920	31,620
	$45,136,751	$41,081,474

(1)
Through July 2015, the Group held an investment in Convertible Debentures due 2025 issued by UHI in the principal amount of U.S.$1,125 million (Ps.17,634,375), with an annual interest rate of 1.5% receivable on a quarterly basis, which were convertible at the Company’s option into additional shares equivalent to approximately 30% equity stake of UHI, subject to existing laws and regulations in the United States, and other conditions. These Convertible Debentures were classified as available-for-sale financial assets with changes in fair value recognized in other comprehensive income or loss in consolidated equity. The Group’s option of converting these debentures into an equity stake of UHI was accounted for as an embedded derivative with changes in fair value recognized in consolidated income (see Notes 9 and 12). In July 2015, the Group exchanged its investment in these Convertible Debentures for an investment in Warrants that are exercisable for UHI’s common stock, which were subject to the U.S. Federal Communications Commission (“FCC”)’s restrictions on foreign ownership, in whole or in part, at an exercise price of U.S.$0.01 per Warrant share, considering that the original value of U.S.$1,125 million invested by the Group in Convertible Debentures is part of the Group’s investment in Warrants. The Warrants shall expire and no longer be exercisable after the tenth anniversary of the date of issuance (the “Expiration Date”); provided, however, the Expiration Date shall automatically be extended for nine successive ten-year periods unless the Group provides written notice to UHI of its election not to so extend the Expiration Date. The Warrants do not bear interest. The fair value of these Warrants at the date of exchange was U.S.$1,951 million (Ps.30,582,427). The Group reclassified Ps.4,718,175 from accumulated other comprehensive income in consolidated equity to other finance income in the consolidated statement of income for the year ended December 31, 2015, as a result of derecognizing the Convertible Debentures. In July 2015, the Group exercised a portion of these Warrants in the amount of U.S.$107.4 million (Ps.1,695,524) to increase its equity stake in UHI from 7.8% to 10%. These Warrants are classified as available-for-sale financial assets with changes in fair value recognized in accumulated other comprehensive income or loss in consolidated equity. Changes in fair value recognized in other comprehensive income will be reclassified to the statement of income within other finance income, net, in the period the Warrants are exercised, in whole or in part (see Notes 3, 5 and 9). In January 2017, in a Declaratory Ruling, the FCC approved an increase in the authorized aggregate foreign ownership of UHI ‘s issued and outstanding shares of common stock from 25% to 49%, and authorized the Group to hold up to 40% of the voting interest and 49% of the equity interest of UHI.

(2)
The Group has an investment in an open ended fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments and transactions in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets and subtracting all of the fund liabilities and dividing the result by the total number of issued shares.

(3)
Held-to-maturity investments represent corporate fixed income securities with long-term maturities. These investments are stated at amortized cost. Maturities of these investments subsequent to December 31, 2016, are as follows: Ps.284,884 in 2018, Ps.20,272 in 2019, and Ps.30,677 thereafter. Held-to-maturity financial assets as of December 31, 2016 and 2015 are denominated primarily in Mexican pesos.

A roll forward of available-for-sale financial assets for the years ended December 31, 2016 and 2015, is presented as follows:

	Warrants Issued by UHI		Available-for-sale Investments		Total
At January 1, 2016	Ps.	35,042,577	Ps.	5,873,243	Ps.	40,915,820
Change in fair value in other comprehensive income(1)		3,256,029		583,149		3,839,178
At December 31, 2016	Ps.	38,298,606	Ps.	6,456,392	Ps.	44,754,998

	Convertible Debentures Issued by UHI		Warrants Issued by UHI		Imagina		Available-for-sale Investments		Total
At January 1, 2015	Ps.	27,869,335	Ps.	-	Ps.	836,037	Ps.	5,511,768	Ps.	34,217,140
Change in fair value in other comprehensive income(1)		319,307		6,155,675		405,132		361,475		7,241,589
Change in fair value in other finance income		409,196		956,676		-		-		1,365,872
Additional investment		-		-		341,710		-		341,710
Exchange of Convertible Debentures		(29,625,750)		29,625,750		-		-		-
Reclassification to investment in associate		-		-		(1,568,401)		-		(1,568,401)
Partial exercise o Warrants		-		(1,695,524)		-		-		(1,695,524)
Foreign exchange gain		1,027,912		-		(14,478)		-		1,013,434
At December 31, 2015	Ps.	-	Ps.	35,042,577	Ps.	-	Ps.	5,873,243	Ps.	40,915,820

(1)
The Foreign exchange gain derived from the hedge Warrants issued by UHI and the initial investment in Open Ended Fund was recognized as a hedge of foreign exchange loss in the consolidated statement of income in the amount of Ps.6,891,428 and Ps.615,528 and Ps.2,852,493 and Ps.441,846 for the years ended December 31, 2016 and 2015, respectively.

The maximum exposure to credit risk of the investments in financial instruments as of December 31, 2016 and 2015 is the carrying value of the financial assets mentioned above.

5.      Investments in Associates and Joint Ventures

At December 31, 2016 and 2015, the Group had the following investments in associates and joint ventures accounted for by the equity method:

	Ownership as of December 31, 2016	December 31, 2016		December 31, 2015
Associates:
UHI (1)	10.0%	Ps.	7,236,587	Ps.	5,685,748
Imagina(2)	19.9%		2,962,102		1,921,590
Ocesa Entretenimiento, S.A. de C.V. and subsidiaries (collectively, “OCEN”) (3)	40.0%		998,117		938,995
Other	_		100,060		83,220
Joint ventures:
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. (“GTAC”) (4)	33.3%		728,504		574,480
The Second Screen Company Latam, SL	50.0%		57,662		-
Televisa CJ Grand, S.A. de C.V. (“Televisa CJ Grand”)	50.0%		9,222		67,868
		Ps.	12,092,254	Ps.	9,271,901

(1)
The Group accounts for its investment in common stock of UHI, the parent company of Univision, under the equity method due to the Group's ability to exercise significant influence, as defined under IFRS, over UHI's operations. The Group has the ability to exercise significant influence over the operating and financial policies of UHI because the Group (i) as of December 31, 2016 and 2015, owned 1,110,382 Class C shares of common stock of UHI, representing approximately 10% of the outstanding total shares of UHI as of each of those dates; (ii) as of December 31, 2016 and 2015, held Warrants exercisable for common stock of UHI equivalent to approximately 26% equity stake of UHI on a fully-diluted, as-converted basis, subject to certain conditions, laws and regulations; (iii) as of December 31, 2016 and 2015, had three officers and one director of the Company designated as members of the Board of Directors of UHI, which was composed of 18 directors, of 22 available board seats; and (iv) was party to a program license agreement ("PLA"), as amended, with Univision, an indirect wholly-owned subsidiary of UHI, pursuant to which Univision has the right to broadcast certain Televisa content in the United States, and to another program license agreement pursuant to which the Group has the right to broadcast certain Univision's content in Mexico, in each case through the later of 2025 (2030 upon consummation of a qualified public equity offering of UHI) or 90 months after the Group has sold two-thirds of its initial investment in UHI made in December 2010 (see Notes 3, 4, 9 and 14).

(2)
Through June 2015, the Company's investment in common stock of Imagina was accounted for as an available-for-sale equity financial asset with changes in fair value recognized in consolidated other comprehensive income or loss. In July 2015, the Company acquired additional shares of Imagina for the aggregate cash amount of €19.2 million (Ps.341,710) and increased its equity stake in Imagina from 14.5% to 19.9%. As a result of this transaction, beginning in the third quarter of 2015 the Group (i) holds two of 10 seats on the Board of Directors of Imagina; (ii) began to account for this investment under the equity method due to its ability to exercise significant influence over the operating and financial policies of Imagina; (iii) recognized its investment in Imagina as an associate through the fair value as deemed cost at the transaction date; and (iv) reclassified a cumulative gain of Ps.544,402, related to changes in fair value of the investment in Imagina from accumulated other comprehensive income in consolidated equity to consolidated other finance income for the year ended December 31, 2015 (see Note 3).

(3)
OCEN is a majority-owned subsidiary of Corporación Interamericana de Entretenimiento, S.A.B. de C.V., and is engaged in the live entertainment business in Mexico. As of December 31, 2016 and 2015, the investment in OCEN included goodwill of Ps.359,613

(4)
GTAC was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a joint venture in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. and a subsidiary of Megacable, S.A. de C.V. have an equal equity participation of 33.3%. In June 2010, a subsidiary of the Company entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.688,217, with an annual interest rate of the Mexican Interbank Interest Rate ("Tasa de Interés Interbancaria de Equilibrio" or "TIIE") plus 200 basis points. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. As of December 31, 2016 and 2015, GTAC had used a principal amount of Ps.688,183 and Ps.661,183, respectively, under this credit facility. During 2016, GTAC did not pay any amount of principal nor interest to the Group in connection with this credit facility. During 2015, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate amount of Ps.99,018. Also, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.359,890, with an annual interest of TIIE plus 200 basis points computed on a monthly basis and payable on an annual basis or at dates agreed by the parties. Under the terms of these supplementary loans, principal amounts can be prepaid at dates agreed by the parties before their maturities between 2023 and 2026. During 2016, GTAC did not pay any amount of principal nor interest in connection with these supplementary loans. During 2015, GTAC paid principal and interest to the Group in connection with the credit facility and the supplementary loans in the aggregate amount of Ps.21,520. The net investment in GTAC as of December 31, 2016 and 2015, included amounts receivable in connection with this long-term credit facility and supplementary loans to GTAC in the aggregate amount of Ps.881,740 and Ps.684,259, respectively (see Note 9).

6.      Property, Plant and Equipment, Net

Property, plant and equipment as of December 31, 2016 and 2015, consisted of:

	December 31, 2016	December 31, 2015
Buildings	$8,800,339	$8,635,843
Building improvements	276,421	287,732
Technical equipment	105,720,368	97,721,490
Satellite transponders	10,301,713	10,301,713
Furniture and fixtures	995,247	966,928
Transportation equipment	2,907,442	2,631,076
Computer equipment	6,955,847	6,642,536
Leasehold improvements	2,542,828	2,170,607
	138,500,205	129,357,925
Accumulated depreciation	(71,807,005)	(67,907,362)
	66,693,200	61,450,563
Land	5,036,641	4,699,723
Construction and projects in progress	15,053,731	9,938,991
	$86,783,572	$76,089,277

Depreciation charged to income for the years ended December 31, 2016 and 2015 was Ps.14,454,149 and Ps.12,138,740, respectively.

During the years ended December 31, 2016 and 2015, the Group invested Ps.27,941,585 and Ps.25,703,069 respectively in property, plant and equipment as capital expenditures that correspond mainly to the Cable and Sky segments.

7.     Intangible Assets, Net

The balances of intangible assets as of December 31, 2016 and 2015, were as follows:
					December 31, 2016						December 31, 2015
	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount		Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount
Intangible assets with indefinite useful lives:
Goodwill					Ps.	14,112,626					Ps.	14,112,626
Trademarks						776,272						782,958
Concessions						15,719,572						15,719,572
Intangible assets with finite useful lives:
Trademarks	Ps.	1,891,306	Ps.	(624,132)	Ps.	1,267,174	Ps.	1,891,306	Ps.	(151,305)	Ps.	1,740,001
Licenses and software		6,504,450		(3,799,002)		2,705,448		5,366,912		(3,489,143)		1,877,769
Subscriber lists		6,207,195		(4,481,366)		1,725,829		6,207,405		(3,520,650)		2,686,755
Other intangible assets		3,669,500		(2,241,650)		1,427,850		3,014,421		(1,827,777)		1,186,644
	Ps.	18,272,451	Ps.	(11,146,150)	Ps.	37,734,771	Ps.	16,480,044	Ps.	(8,988,875)	Ps.	38,106,325

Amortization charged to income for the years ended December 31, 2016 and 2015 was Ps.2,525,684 and Ps.2,522,189, respectively. Additional amortization charged to income for the years ended December 31, 2016 and 2015 was Ps.352,654 and Ps.294,860, respectively, primarily in connection with amortization of soccer player rights.

In the third quarter of 2015, the Company's management evaluated trademarks in its Cable segment to determine whether events and circumstances continue to support an indefinite useful life for these intangible assets. As a result of such evaluation, the Company identified certain businesses and locations that began migrating from a current trademark to an internally developed trademark between 2015 and 2016, in connection with enhanced service packages offered to current and new subscribers, and estimated that this migration process will take approximately four years. Accordingly, beginning in the third quarter of 2015, the Group changed the useful life assessment from indefinite to finite for acquired trademarks in certain businesses and locations in its Cable segment, and began to amortize on a straight line basis the related carrying value of those trademarks when the migration to the new trademark started using an estimated useful life of four years. The Group has not capitalized any amounts associated with internally developed trademarks.

During the fourth quarter of 2016 and 2015, the Group monitored the market associated with its Publishing business, which is classified into the Other Businesses segment, which has experienced a general slow-down in Latin America. Accordingly, the Group reduced its cash flow expectations for some of its foreign operations. As a result, the Group compared the fair value of the intangible assets in the reporting units and recorded an aggregate pre-tax impairment charge of Ps.6,851 and Ps.131,065 (goodwill and trademarks), respectively, in other expense, net, in the consolidated statements of income for the years ended December 31, 2016 and 2015.

8.     Debt, Finance Lease Obligations and Other Notes Payable

Debt, finance lease obligations and other notes payable outstanding as of December 31, 2016 and 2015, were as follows:

					December 31, 2016		December 31, 2015
	Principal		Finance Costs		Total		Total
U.S. dollar debt:
6% Senior Notes due 2018 (1)	Ps.	10,317,800	Ps.	(9,511)	Ps.	10,308,289	Ps.	8,591,776
6.625% Senior Notes due 2025 (1)		12,381,360		(316,053)		12,065,307		9,975,238
4.625% Senior Notes due 2026 (1)		6,190,680		(44,295)		6,146,385		5,053,422
8.50% Senior Notes due 2032 (1)		6,190,680		(26,935)		6,163,745		5,136,099
6.625% Senior Notes due 2040 (1)		12,381,360		(145,961)		12,235,399		10,177,270
5% Senior Notes due 2045 (1)		20,635,600		(480,620)		20,154,980		16,718,466
6.125% Senior Notes due 2046 (1)		18,572,040		(138,434)		18,433,606		15,413,295
Total U.S. dollar debt		86,669,520		(1,161,809)		85,507,711		71,065,566
Mexican peso debt:
7.38% Notes due 2020 (2)		10,000,000		(27,037)		9,972,963		9,965,910
TIIE + 0.35% Notes due 2021 (2)		6,000,000		(8,965)		5,991,035		5,988,966
TIIE + 0.35% Notes due 2022 (2)		5,000,000		(9,335)		4,990,665		4,988,940
8.49% Senior Notes due 2037 (1)		4,500,000		(14,803)		4,485,197		4,484,472
7.25% Senior Notes due 2043 (1)		6,500,000		(62,565)		6,437,435		6,435,067
Bank loans		1,250,000		(603)		1,249,397		4,778,905
Bank loans (Sky)		5,500,000		-		5,500,000		-
Bank loans (TVI)		2,868,686		(5,478)		2,863,208		2,702,785
Total Mexican peso debt		41,618,686		(128,786)		41,489,900		39,345,045
Total debt (3)		128,288,206		(1,290,595)		126,997,611		110,410,611
Less: Current portion of long- term debt		851,659		(711)		850,948		2,979,847
Long-term debt, net of current portion	Ps.	127,436,547	Ps.	(1,289,884)	Ps.	126,146,663	Ps.	107,430,764

Finance lease obligations:
Satellite transponder lease obligation	Ps.	5,522,565	Ps.	-	Ps.	5,522,565	Ps.	4,879,940
Other		869,261		-		869,261		925,175
Total finance lease obligations		6,391,826		-		6,391,826		5,805,115
Less: Current portion		575,576		-		575,576		511,556
Finance lease obligations, net of current portion	Ps.	5,816,250	Ps.	-	Ps.	5,816,250	Ps.	5,293,559

Other notes payable:
Total other notes payable (4)	Ps.	4,853,025	Ps.	-	Ps.	4,853,025	Ps.	-
Less: Current portion		1,202,344		-		1,202,344		-
Other notes payable, net of current portion		3,650,681	Ps.	-	Ps.	3,650,681	Ps.	-

(1)
These Senior Notes due between 2018 and 2046, in the aggregate outstanding principal amount of U.S.$4,200 million and Ps.11,000,000, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company's subsidiaries. Interest on the Senior Notes due 2018, 2025, 2026, 2032, 2037, 2040, 2043, 2045 and 2046, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.31%, 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26% and 6.44% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2018, 2025, 2026, 2037, 2040, 2043 and 2046, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2018, 2026, 2032, 2040, 2043, 2045 and 2046 were priced at 99.280%, 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, and 99.677%, respectively, for a yield to maturity of 6.097%, 4.70%, 8.553%, 6.755%, 7.27%, 5.227% and 6.147%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group's content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2018, 2025, 2026, 2032, 2037, 2040, 2045 and 2046 are registered with the U.S. Securities and Exchange Commission ("SEC"). The Senior Notes due 2043 are registered with both the U.S. SEC and the Mexican Banking and Securities Commission ("Comisión Nacional Bancaria y de Valores" or "CNBV").

(2)
Interest on these Notes ("Certificados Bursátiles") is payable semi-annually for Notes due 2020 and every 28 days for Notes due 2021 and 2022. The Company may, at its own option, redeem the Notes due 2020, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The Company may, at its own option, redeem the Notes due 2021 and 2022, in whole or in part, at any date at a redemption price equal to the greater of the principal amount of the outstanding notes and an average price calculated from prices to be provided at the redemption date by two Mexican financial pricing companies. The agreement of these Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company's board of directors, and engaged in the Group's Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.

(3)
Total debt as of December 31, 2015 is presented net of unamortized finance costs in the aggregate amount of Ps.1,387,876. Interest payable related to total debt as of December 31, 2016 and 2015 amounted to an aggregate amount of Ps.1,827,307 and Ps.1,184,221, respectively.

(4)
Notes payable issued by the Company in connection with the acquisition of a non-controlling interest in TVI. As of December 31, 2016, cash payments to be made between 2017 and 2020 related to these notes payable amounted to an aggregate of Ps.5,106,250 and including interest of Ps.356,250 (see Note 3). Accrued interest for this transaction amounted to Ps.103,025 for the year ended December 31, 2016. This was regarded as a Level 2 debt, which was fair valued using a discount cash flow approach, which discounts the contractual cash flows using discount rates derived from observable market prices of other quoted debt instruments.

In January 2015, the Group prepaid the principal amount and related accrued interest of a peso-denominated long-term bank loan previously entered into by Telecable, the telecommunications company acquired by the Group in January 2015, in the aggregate amount of Ps.507,632. This prepayment was funded primarily with cash provided by a long-term bank loan arranged by the Company with a Mexican bank in the principal amount of Ps.500,000, with a maturity in 2016, and annual interest of the 28-day TIIE plus a range between 0 and 80 basis points.

In May 2015, the Company concluded an offering of Ps.5,000,000 aggregate principal amount of local bonds ("Certificados Bursátiles") due 2022 with an annual interest rate of the 28-day TIIE plus 35 basis points, which was registered with the CNBV.

During the year of 2015, TVI refinanced an outstanding long-term loan in the principal amount of Ps.722,020, with an original maturity in 2016, and incurred additional long-term debt in the aggregate principal amount of Ps.1,520,000. The refinanced and additional long-term debt of TVI matures in 2019 (Ps.250,000), 2020 (Ps.250,000) and 2022 (Ps.1,742,020) with an annual interest rate of the 28-day TIIE plus a range between 130 and 140 basis points, which is payable on a monthly basis.

In June 2015, the Company and Sky prepaid peso-denominated long-term bank loans in the aggregate principal amount of Ps.1,600,000 and Ps.3,500,000, respectively, with original principal maturities between 2016 and 2021. The aggregate amount paid by the Company and Sky amounted to Ps.1,814,312 and Ps.3,651,712, respectively, which included related accrued interest, the settlement of a related derivative contract, and fees. The prepayment of Sky was funded primarily by a long-term loan made by the Company in the principal amount of Ps.3,500,000, with a maturity in 2022, and an annual interest rate of 7.38%, which is payable on a monthly basis.

In November 2015, the Company issued U.S.$300 million aggregate principal amount of 4.625% Senior Notes due 2026 and U.S.$900 million aggregate principal amount of 6.125% Senior Notes due 2046 registered with the U.S. SEC.

In March 2016, Sky (i) entered into long-term debt agreements with two Mexican banks in the aggregate principal amount of Ps.5,500,000, with maturities between 2021 and 2023 and interest payable on a monthly basis at an annual rate in the range of 7.0% and 7.13%; and (ii) prepaid to the Company an outstanding amount in connection with a long-term loan in the principal amount of Ps.3,500,000. The Company used the funds received from Sky to prepay a portion of its Mexican peso outstanding long-term loans with original maturities between 2016 and 2017 in the aggregate principal amount of Ps.3,532,000. Total cash used for this prepayment amounted to Ps.3,568,838, which included the partial settlement of a derivative contract which the Company contracted to cover the rate risk in this loan and accrued interest.

As of December 31, 2016, the Group has complied with the covenants contained in the debt agreements.

As of December 31, 2016 and 2015, the outstanding principal amounts of Senior Notes of the Company that have been designated as hedging instruments of the Group's investments in UHI and the initial investment in Open Ended Fund (hedge items) were as follows:

	December 31, 2016				December 31, 2015
Hedged Investments	Millions of U.S. dollars		Thousands of Mexican pesos		Millions of U.S. dollars		Thousands of Mexican pesos
Investment in shares of UHI (net investment hedge)	U.S.$	350.7	Ps.	7,236,587	U.S.$	330.5	Ps.	5,685,748
Warrants issued by UHI (foreign currency fair value hedge)		1,855.9		38,298,606		2,035.5		35,042,577
Open Ended Fund (foreign currency fair value)		180.0		3,817,586		180.0		3,184,960
Total	U.S.$	2,386.6	Ps.	49,352,779	U.S.	2,546.0	Ps.	43,913,285

The foreign exchange loss derived from the Company's long-term debt that was recognized in other comprehensive income or loss and offset by the foreign currency translation gain derived from the hedged net investment in shares of UHI amounted to Ps.1,189,430 and Ps.688,399 for the years ended December 31, 2016 and 2015, respectively. The foreign exchange gain derived from the hedged Warrants issued by UHI and the initial investment in Open Ended Fund that was recognized in the consolidated statement of income and offset by the foreign exchange loss derived from the Company's long-term debt amounted to Ps.6,891,428 and Ps.615,528 and Ps.2,852,493 and Ps.441,846  for the years ended December 31, 2016 and 2015, respectively (see Note 14).

The table below analyzes the Group's debt, finance lease obligations and other notes payable into relevant maturity groupings based on the remaining period at the statement of financial position date to the contracted maturity date:
	Less than 12 months January 1, 2017 to December 31, 2017		12-36 months January 1, 2018 to December 31, 2019		36-60 months January 1, 2020 to December 31, 2021		Maturities Subsequent to December 31, 2021		Total

Debt (1)	Ps.	851,659	Ps.	12,239,445	Ps.	18,484,978	Ps.	96,712,124	Ps.	128,288,206
Finance lease liabilities		575,576		1,145,475		1,128,587		3,542,188		6,391,826
Other notes payable		1,202,344		2,433,493		1,217,188		-		4,853,025
Total debt, financial lease obligations and other notes payable	Ps.	2,629,579	Ps.	15,818,413	Ps.	20,830,753	Ps.	100,254,312	Ps.	139,533,057

(1)	The amounts of debt are disclosed on a principal amount basis.

9.      Financial Instruments

The Group's financial instruments presented in the condensed consolidated statements of financial position included cash and cash equivalents, temporary investments, accounts and notes receivable, long-term loans receivable from GTAC, Warrants that are exercisable for UHI's common stock, debt securities classified as held-to-maturity investments, investments in securities in the form of an open-ended fund classified as available-for-sale investments, accounts payable, debt, finance lease obligations, other notes payable, and derivative financial instruments. For cash and cash equivalents, temporary investments, accounts receivable, accounts payable, and short-term notes payable due to banks and other financial institutions the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group's long-term debt securities are based on quoted market prices.

The fair value of long-term loans that the Group borrowed from leading Mexican banks (see Note 8) has been estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of held-to-maturity securities, available-for-sale investments, and currency option and interest rate swap agreements were determined by using valuation techniques that maximize the use of observable market data.

The carrying and estimated fair values of the Group's non-derivative financial instruments as of December 31, 2016 and 2015 were as follows:
	December 31, 2016				December 31, 2015
	Carrying Value		Fair Value		Carrying Value		Fair Value
Assets:
Cash and cash equivalents	Ps.	47,546,083	Ps.	47,546,083	Ps.	49,397,126	Ps.	49,397,126
Temporary investments		5,498,219		5,498,219		5,330,448		5,330,448
Trade notes and accounts receivable, net		24,906,452		24,906,452		21,702,128		21,702,128
Warrants issued by UHI (see Note 4)		38,298,606		38,298,606		35,042,577		35,042,577
Long-term loans and interest receivable from GTAC (see Note 5)		881,740		889,054		684,259		687,506
Held-to-maturity investments (see Note 4)		335,833		334,807		134,034		133,824
Available-for-sale investment (see Note 4)		6,456,392		6,456,392		5,873,243		5,873,243
Liabilities:
Senior Notes due 2018, 2025, 2032 and 2040	Ps.	41,271,200	Ps.	45,615,860	Ps.	34,432,000	Ps.	38,190,597
Senior Notes due 2045		20,635,600		17,713,393		17,216,000		14,860,851
Senior Notes due 2037 and 2043		11,000,000		8,744,050		11,000,000		9,620,550
Senior Notes due 2026 and 2046		24,762,720		24,810,017		20,659,200		20,650,007
Notes due 2020		10,000,000		9,791,680		10,000,000		10,437,500
Notes due 2021		6,000,000		5,953,980		6,000,000		5,996,640
Notes due 2022		5,000,000		4,942,230		5,000,000		4,957,300
Long-term notes payable to Mexican banks		9,618,686		9,331,330		7,491,287		7,561,955
Finance lease obligations		6,391,826		5,763,903		5,805,115		5,179,052
Other notes payable		4,853,025		4,143,984		-		-

The carrying values (based on estimated fair values), notional amounts, and maturity dates of the Group's derivative financial instruments as of December 31, 2016 and 2015, were as follows:
December 31, 2016: Derivative Financial Instruments	Carrying Value		Notional Amount		Maturity Date
Assets:
Derivatives not recorded as accounting hedges:
TVI's interest rate swap	Ps.	72,003	Ps.	1,376,667	April 2019 through May 2022
Derivatives recorded as accounting hedges (cash flow hedges):

Interest rate swap		351,773	Ps.	6,000,000	April 2021
Interest rate swap		223,994	Ps.	2,500,000	May 2022
Total assets	Ps.	647,770

Liabilities:
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swap	Ps.	5,508	Ps.	1,250,000	September 2017 through March 2018
Total liabilities	Ps.	5,508

December 31, 2015: Derivative Financial Instruments	Carrying Value		Notional Amount		Maturity Date
Liabilities:
Derivatives not recorded as accounting hedges:
TVI's interest rate swap	Ps.	8,113	Ps.	1,985,847	February 2016 through May 2022
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swap		116,108	Ps.	2,500,000	September 2016 through March 2018
Interest rate swap		99,567	Ps.	6,000,000	April 2021
Interest rate swap		3,274	Ps.	1,000,000	May 2022
Total liabilities	Ps.	227,062

UHI Warrants

As described in Note 3, in July 2015, the Group exchanged its investment in U.S.$1,125 million principal amount of Convertible Debentures due 2025 issued by UHI for Warrants that are exercisable for UHI's common stock.

The Group determined the fair value of its investment in Warrants using the Black-Scholes pricing model ("BSPM"). The BSM involves the use of significant estimates and assumptions. These estimates and assumptions include the UHI stock's spot price at valuation date and the stock's expected volatility. UHI stock's price at valuation date was obtained by using a discounted projected cash flow model. UHI stock's volatility was obtained from publicly available information of comparable companies' stock through determining an average of such companies' annual volatility. Since the described methodology was an internal model with significant unobservable inputs, the UHI Warrants are classified as Level 3.

Unobservable inputs used as of December 31, 2016 and 2015 included UHI stock's spot price of U.S.$404 per share and U.S.$443 per share, respectively, and UHI stock's expected volatility of 32% and 29%, respectively.

Significant judgment was applied in assessing the qualitative factors mentioned in IAS 39 Financial Instruments: Recognition and Measurement, to determine that the changes in cash flows, the different risk and rewards and contractual terms between the exchanged Convertible Debentures due 2025 issued by UHI and the received Warrants issued by UHI resulted in the derecognition of the Convertible Debentures.

The Company's management applied significant judgment to determine the classification of the Warrants issued by UHI. These Warrants did not comply with the definition of a derivative financial instrument because the initial investment that the Group paid to acquire the original instrument (Convertible Debentures) was significant and a derivative requires no initial investment or one that is smaller than would be required for a contract with similar response to changes in market factors; therefore, the Group classified the Warrants issued by UHI as available-for-sale financial assets with changes in fair value recognized in other comprehensive income or loss in consolidated equity. Significant judgment was applied by the Company's management in assessing that the characteristics of the Warrants are closer to an equity instrument in accordance with IAS 32 Financial Instruments: Presentation (see Notes 3 and 4).

10.   Capital Stock and Long-term Retention Plan

At December 31, 2016, shares of capital stock and CPOs consisted of (in millions):

	Authorized and Issued (1)	Held by a Company´s Trust (2)	Outstanding
Series “A” Shares	123,273.9	(6,990.6)	116,283.3
Series “B” Shares	58,982.9	(5,182.1)	53,800.8
Series “D” Shares	90,086.5	(4,494.4)	85,592.1
Series “L” Shares	90,086.5	(4,494.4)	85,592.1
Total	362,429.8	(21,161.5)	341,268.3
Shares in the form of CPOs	301,145.5	(15,024.1)	286,121.4
Shares not in the form of CPOs	61,284.3	(6,137.4)	55,146.9
Total	362,429.8	(21,161.5)	341,268.3
CPOs	2,573.9	(128.4)	2,445.5

(1)	As of December 31, 2016, the authorized and issued capital stock amounted to Ps.4,978,126 (nominal Ps.2,494,410).
(2)	In connection with the Company’s Long-Term Retention Plan.

A reconciliation of the number of shares and CPOs outstanding for the years ended December 31, 2016 and 2015 is presented as follows (in millions):

	Series "A" Shares	Series "B" Shares	Series "D" Shares	Series "L" Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2016	115,409.0	53,340.3	84,859.5	84,859.5	338,468.3	2,424.6
Acquired (1)	(325.9)	(286.8)	(456.2)	(456.2)	(1,525.1)	(13.1)
Released (1)	1,200.2	747.3	1,188.8	1,188.8	4,325.1	34.0
As of December 31, 2016	116,283.3	53,800.8	85,592.1	85,592.1	341,268.3	2,445.5

	Series "A" Shares	Series "B" Shares	Series "D" Shares	Series "L" Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2015	115,036.5	53,330.9	84,844.4	84,844.4	338,056.2	2,424.1
Acquired (1)	(518.7)	(456.5)	(726.2)	(726.2)	(2,427.6)	(20.7)
Released (1)	891.2	465.9	741.3	741.3	2,839.7	21.2
As of December 31, 2015	115,409.0	53,340.3	84,859.5	84,859.5	338,468.3	2,424.6

(1)	By a Company’s trust in connection with the Company’s Long-Term Retention Plan.

Long-term Retention Plan

During the year ended December 31, 2016, the trust for the Long-term Retention Plan (i) acquired 1,525.1 million shares of the Company, in the form of 13.1 million CPOs, in the amount of Ps.1,262,197; and (ii) released 3,974.1 million shares in the form of 34.0 million CPOs, and 351.0 million Series "A" Shares, in the aggregate amount of Ps.1,710,809, in connection with the Long-term Retention Plan.

The Group accrued in equity attributable to stockholders of the Company a share-based compensation expense of Ps.1,392,534 and Ps.1,184,524 for the years ended December 31, 2016 and 2015, respectively, which amount was reflected in consolidated operating income as administrative expense.

11.    Retained Earnings

As of December 31, 2016 and 2015, the Company's legal reserve amounted to Ps.2,139,007, and was classified into retained earnings in equity attributable to stockholders of the Company.

In April 2015, the Company's stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series "A", "B", "D" and "L" Shares, not in the form of a CPO, which was paid in cash in June 2015 in the aggregate amount of Ps.1,084,192.

In April 2016, the Company's stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series "A", "B", "D" and "L" Shares, not in the form of a CPO, which was paid in cash in May 2016 in the aggregate amount of Ps. 1,084,192.

In February 2017, the Company's Board of Directors approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series"A", "B", "D" and "L" Shares, not in the form of a CPO, which will be paid in the second quarter of 2017 in the aggregate amount of Ps.1,084,192.
12.    Transactions with Related Parties

The balances of receivables and payables between the Group and related parties as of December 31, 2016 and December 31, 2015, were as follows:

	December 31, 2016		December 31, 2015
Current receivables:
UHI, included Univision (1)	Ps.	684,159	Ps.	-
Operadora de Centros de Espectáculos, S.A de C.V.		77,044		54,827
Editorial Clío		28,091		20,644
Televisa CJ Grand		77,089		5,768
Other		39,189		17,149
	Ps.	905,572	Ps.	98,388

Current payable:
UHI, included Univision (1)	Ps.	1,031,367	Ps.	367,545
DirecTV Group, Inc.		24,342		47,788
Other		32,517		27,702
	Ps.	1,088,226	Ps.	443,035

(1)
As of December 31, 2016 and 2015, the Group recognized a provision in the amount of Ps.1,031,367 and Ps.860,456, respectively, associated with a consulting arrangement entered into by the Group, UHI and an entity controlled by the chairman of the Board of Directors of UHI, by which upon a qualified initial public offering of the shares of UHI the Group would pay the entity a portion of a defined appreciation in excess of certain preferred returns and performance thresholds of UHI. As of December 31, 2016 and 2015, receivables from UHI related primarily to the PLA amounted to Ps.684,159 and Ps.492,911, respectively.

In the years ended December 31, 2016 and 2015, royalty revenue from Univision amounted to Ps.6,112,034 and Ps.4,982,971, respectively, and interest income from UHI amounted to Ps.142,010, in December 31, 2015.

In March 2015, the Group recognized in consolidated other income, net, an exceptional income from Univision in the amount of U.S.$67.6 million (Ps.1,038,314), as a result of the early termination of a technical assistance agreement with Univision.

In July 2015, the Group recognized in consolidated other finance income, net, a cash amount of U.S.$135.1 million (Ps.2,194,981) paid by UHI for the exchange of the Group's former investment in Convertible Debentures issued by UHI for Warrants that are exercisable for UHI's common stock (see Notes 3 and 4).

The non-controlling interest of CVQ was purchased to a related party (see Note 3).

13.    Other Expense, Net

Other expense (income) for the years ended December 31, 2016 and 2015, is analyzed as follows:

	December 31, 2016		December 31, 2015
Loss (gain) on disposition of investment	Ps.	312	Ps.	(65,599)
Donations		195,005		148,159
Legal and accounting advisory and professional services (1)		833,618		485,594
Loss on disposition of property and equipment (2)		810,825		366,545
Impairment adjustments (3)		6,851		131,065
Other income from Univision (4)		-		(1,038,314)
Deferred compensation		340,202		164,028
Dismissal severance expense (5)		912,173		342,382
Other, net		38,398		(205,383)
	Ps.	3,137,384	Ps.	328,477

(1)	Includes primarily legal and accounting advisory and professional services in connection with certain litigation and other matters.
(2)	In 2016, includes costs incurred in connection with the cancellation of a contract for a new satellite in the Group´s Sky segment in the amount of Ps.259,340.
(3)	In 2016 and 2015 the Group recognized impairment adjustment in connection with goodwill and trademark in its Publishing business.
(4)
In 2015, this income was related to cash received from Univision in the amount of U.S.$67.6 million (Ps.1,038,314), as a result of the early termination of a technical assistance agreement with Univision.

(5)	In 2016, includes primarily a severance expense in connection with dismissal of personnel in the Group's Content, Cable and Other Businesses segments, as a part of a cost reduction plan.

14.   Finance Expense, Net

Finance (expense) income for the years ended December 31, 2016 and 2015, included:

	December 31, 2016		December 31, 2015
Interest expense	Ps.	(8,497,919)	Ps.	(6,239,387)
Foreign exchange loss, net (1)		(2,490,296)		(2,426,011)
Other finance expense, net		(43,370)		-
Finance expense		(11,031,585)		(8,665,398)
Interest income (2)		1,499,473		1,027,758
Other finance income, net (3)		-		7,514,784
Finance income		1,499,473		8,542,542
Finance expense, net	Ps.	(9,532,112)	Ps.	(122,856)

(1)
Foreign exchange loss, net, included (i) foreign exchange loss resulted primarily from the depreciation of the Mexican peso against the U.S. dollar on the Group's U.S. dollar-denominated monetary liability position, excluding long-term debt designated as hedging instrument of the Group's investment in UHI, during the years ended December 31, 2016 and 2015 ; and (ii) foreign exchange gain resulted primarily from the depreciation of the Mexican peso against the U.S. dollar on the Group's U.S. dollar-denominated monetary asset position during the years ended December 31, 2016 and 2015 (see Note 8). The exchange rate of the Mexican peso against the U.S. dollar as of December 31, 2016 and 2015 was of Ps.20.6356 and Ps.17.2160 , respectively.

(2)
This line item included a fair value gain of Ps.395,462 and Ps.503,797 in connection with instruments held for trading. In 2015, included interest income from the Group's investment in Convertible Debentures issued by UHI in the aggregate amount of Ps.142,010.

(3)
In 2016 and 2015, other finance income or expense, net, included gain or loss from derivative financial instruments. In 2015, this line item included changes in fair value from an embedded derivative in a host contract related to the Group's former investment in Convertible Debentures issued by UHI in the amount of Ps.409,196 as well as gain or loss from derivative financial instruments; also included reclassifications in the aggregate amount of Ps.5,262,577 from accumulated other comprehensive income in consolidated equity in connection with cumulative gains related to changes in fair value of the Group's former available-for-sale investments in Convertible Debentures (Ps.4,718,175) and Imagina (Ps.544,402); a cash amount of U.S.$135.1 million (Ps.2,194,981)  received for the exchange of Convertible Debentures issued by UHI for Warrants that are exercisable for UHI's common stock.

15.    Income Taxes

The effective income tax rate for the years ended December 31, 2016 and 2015 was 35% and 34%, respectively.

16.    Earnings per CPO/Share

At December 31, 2016 and 2015, the weighted average of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	December 31, 2016	December 31, 2015
Total Shares	341,017,197	338,290,942
CPOs	2,444,082	2,423,881
Shares not in the form of CPO units:
Series “A” Shares	55,058,962	54,662,750
Series “B” Shares	187	187
Series “D” Shares	239	239
Series “L” Shares	239	239

Basic earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2016 and 2015, are presented as follows:
	2016				2015
	Per CPO		Per Each Series “A”, “B”, “D” and “L” Shares		Per CPO		Per Each Series “A”, “B”, “D” and “L” Shares
Net income attributable to stockholders of the Company	Ps.	1.28	Ps.	0.01	Ps.	3.77	Ps.	0.03
Diluted earnings per CPO and per Share attributable to stockholders of the Company:

	December 31, 2016	December 31, 2015
Total Shares	362,429,887	362,429,887
CPOs	2,573,894	2,573,894
Shares not in the form of CPO units:
Series “A” Shares	58,926,613	58,926,613
Series “B” Shares	2,357,208	2,357,208
Series “D” Shares	239	239
Series “L” Shares	239	239

Diluted earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2016 and 2015, are presented as follows:

	2016				2015
	Per CPO		Per Each Series “A”, “B”, “D” and “L” Shares		Per CPO		Per Each Series “A”, “B”, “D” and “L” Shares
Net income attributable to stockholders of the Company	Ps.	1.20	Ps.	0.01	Ps.	3.52	Ps.	0.03
17.    Segment Information

The table below presents information by segment and a reconciliation to consolidated total for the years ended December 31, 2016 and 2015.
	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2016:
Content	Ps.	36,686,676	Ps.	2,314,419	Ps.	34,372,257	Ps.	14,748,037
Sky		21,941,247		70,954		21,870,293		9,898,516
Cable		31,891,616		162,364		31,729,252		13,236,117
Other Businesses		8,828,248		512,687		8,315,561		1,040,571
Segment total		99,347,787		3,060,424		96,287,363		38,923,241
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(3,060,424)		(3,060,424)		-		(2,207,927)
Depreciation and amortization expense		-		-		-		(16,979,833)
Consolidated total before other expense		96,287,363		-		96,287,363		19,735,481 (1)
Other expense, net		-		-		-		(3,137,384)
Consolidated total	Ps.	96,287,363	Ps.	-	Ps.	96,287,363	Ps.	16,598,097 (2)

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2015:
Content	Ps.	34,332,572	Ps.	1,462,004	Ps.	32,870,568	Ps.	14,564,225
Sky		19,253,526		107,197		19,146,329		8,972,258
Cable		28,488,313		148,887		28,339,426		11,405,556
Other Businesses		8,124,337		428,831		7,695,506		753,340
Segment total		90,198,748		2,146,919		88,051,829		35,695,379
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(2,146,919)		(2,146,919)		-		(1,960,848)
Depreciation and amortization expense		-		-		-		(14,660,929)
Consolidated total before other expense		88,051,829		-		88,051,829		19,073,602 (1)
Other expense, net		-		-		-		(328,477)
Consolidated total	Ps.	88,051,829	Ps.	-	Ps.	88,051,829	Ps.	18,745,125 (2)
(1)	Consolidated total represents income before other expense.
(2)	Consolidated total represents consolidated operating income.

Seasonality of Operations

The Group’s results of operations are seasonal. The Group typically recognizes a large percentage of its consolidated net sales (principally advertising) in the fourth quarter in connection with the holiday shopping season. In 2016 and 2015, the Group recognized 28.4% and 28.3%, respectively, of its annual consolidated net sales in the fourth quarter of the year. The Group’s costs, in contrast to its revenues, are more evenly incurred throughout the year and generally do not correlate to the amount of advertising sales.

The consolidated net income attributable to stockholders of the Company for the four quarters in the year ended December 31, 2016, is presented as follows:

Quarter	Quarter		Accumulated
1st/16	Ps.	600,434	Ps.	600,434
2nd/16		1,415,859		2,016,293
3rd/16		1,062,149		3,078,442
4th/16		642,964		3,721,406

18.    Contingencies

In March 2015, the investigative authority of the IFT issued a preliminary opinion that presumed the probable existence of substantial power in the market of restricted television and audio services in Mexico, with respect to the Company and certain of its subsidiaries. On September 30, 2015, the Governing Board of the IFT determined that the Group does not have substantial power in such market (“IFT Resolution”). Although this resolution was final at the administrative level, certain third parties filed amparo proceedings challenging the constitutionality of the IFT Resolution. Some of those challenges are still under review by the relevant courts and on January 19, 2017, one of these challenges was resolved ordering IFT to issue a new resolution based on certain parameters referred by the Court. The Company´s management is unable to predict the outcome of those challenges and the new IFT resolution.

There are several legal actions and claims pending against the Group which are filed in the ordinary course of business. In the opinion of the Company’s management, none of these actions and claims is expected to have a material adverse effect on the Group’s financial statements as a whole; however, the Company’s management is unable to predict the outcome of any of these legal actions and claims.

- - - - - - - - -

Description of significant events and transactions

See Note 3 of the Disclosure of interim financial reporting

Description of accounting policies and methods of computation followed in interim financial statements

Accounting Policies
The principal accounting policies followed by the Group and used in the preparation of the consolidated financial statements are summarized below.
(a) Basis of Presentation
The consolidated financial statements of the Group as of December 31, 2015 and 2014, and for the years ended December 31, 2015, 2014 and 2013, are presented in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). IFRSs comprise: (i) International Financial Reporting Standards (“IFRS”); (ii) International Accounting Standards (“IAS”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations.
The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of temporary investments, derivative financial instruments, available-for-sale financial assets, equity financial instruments, and share-based payments, as described below.
The preparation of consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are significant to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.
These consolidated financial statements were authorized for issuance on April 8, 2016, by the Group’s Chief Financial Officer.
(b) Consolidation
The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the consolidated financial statements.

Subsidiaries
Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to consolidate from the date on which said control is lost.
The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.
Acquisition-related costs are expensed as incurred.
Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income or loss.
Changes in ownership interests in subsidiaries without change of control
Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.
Loss of Control of a Subsidiary
When the Company ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss.

At December 31, 2015, 2014 and 2013, the main subsidiaries of the Company were as follows:
Entity	Company´s Ownership Interest (1)	Business Segment (2)
Grupo Telesistema, S.A. de C.V. and subsidiaries	100%	Content
Televisa, S.A. de C.V. (“Televisa”) (3)	100%	Content
G.Televisa-D, S.A. de C.V. (3)	100%	Content
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) and subsidiary (4)	100%	Content
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (5)	58.7%	Sky
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (6)	100%	Cable
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (7)	51%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (8)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (9)	50%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (10)	66.1%	Cable
Grupo Cable TV, S.A. de C.V. and subsidiaries (collectively, “Cablecom”) (11)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (12)	100%	Cable
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. and subsidiaries (13)	50%	Other Businesses
Televisa Juegos, S.A. de C.V. and subsidiaries	100%	Other Businesses
Villacezán, S.A. de C.V. (“Villacezan”) and subsidiaries (14)	100%	Other Businesses

(1)	Percentage of equity interest directly or indirectly held by the Company.
(2)	See Note 25 for a description of each of the Group’s business segments.
(3)	Televisa and G.Televisa-D, S.A. de C.V. are direct subsidiaries of Grupo Telesistema, S.A. de C.V.
(4)
Multimedia Telecom and its direct subsidiary, Comunicaciones Tieren, S.A. de C.V. (“Tieren”), are wholly-owned subsidiaries  of the Company through which it owns shares of the capital stock of UHI and maintains an investment in Warrants that are exercisable for shares of common stock of UHI. As of December 31, 2015, Multimedia Telecom and Tieren have investments representing 95.2% and 4.8%, respectively, of the Group’s aggregate investment in shares of common stock and Warrants issued by UHI (see Notes 9, 10 and 19).

(5)
Innova is an indirect majority-owned subsidiary of the Company and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about the relevant activities.

(6)
CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom and Telecable. Through September 2014, CVQ maintained an investment in GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”), whose disposition was completed in January 2015 (see Note 3).

(7)
Empresas Cablevisión, S.A.B. de C.V. is a direct majority-owned subsidiary of CVQ. As of December 31, 2014, Empresas Cablevisión, S.A.B. de C.V. was directly owned by Editora Factum, S.A. de C.V., a direct subsidiary of the Company that was merged into CVQ in May 2015. At the consolidated level, the merger had no effect.

(8)
The Cablemás subsidiaries are directly and indirectly owned by CVQ. As of December 31, 2014, some Cablemás subsidiaries were directly owned by the Company, and some other were directly owned by Consorcio Nekeas, S.A. de C.V. (“Nekeas”), a former wholly-owned direct subsidiary of the Company. In January 2015, Nekeas was merged into TTelecom H, S.A.P.I. de C.V. (“TTelecom”), a former direct subsidiary of the Company, and in July 2015, TTelecom was merged into CVQ. The Cablemás subsidiaries directly owned by the Company were acquired by a direct subsidiary of CVQ in the second half of 2015. At the consolidated level, the mergers had no effect.

(9)
Televisión Internacional, S.A. de C.V. is an indirect subsidiary of CVQ. Through February 2016, the Company consolidated TVI because it appointed the majority of the members of the Board of Directors of TVI (see Note 27).

(10)	Cablestar, S.A. de C.V. is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.
(11)	Grupo Cable TV, S.A. de C.V. is an indirect subsidiary of CVQ and was acquired by the Group in 2014 (see Note 3).
(12)
The Telecable subsidiaries are directly owned by CVQ as a result of the merger of TTelecom into CVQ in July 2015. TTelecom was a wholly-owned subsidiary of the Company through which the Company acquired Telecable in January 2015 (see Note 3).

(13)
Sistema Radiópolis, S.A. de C.V. (“Radiópolis”) is an indirect subsidiary of the Company. The Company controls Radiópolis as it has the right to appoint the majority of the members of the Board of Directors of Radiópolis.

(14)
Certain subsidiaries of the Company in the Other Businesses segment, owned by Nekeas as of December 31, 2014, were acquired by Villacezan in the third quarter of 2015, following the mergers described above of Nekeas into TTelecom and TTelecom into CVQ.

The Group’s Content, Sky and Cable segments, as well as the Group’s Radio business, which is reported in the Other Businesses segment, require governmental concessions and special authorizations for the provision of broadcasting and telecommunications services in Mexico.  Such concessions are granted for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (“Ley Federal de Telecomunicaciones y Radiodifusión” or “LFTR”).
Renewal of concessions for the Content segment (Broadcasting) and the Radio business require, among others: (i) to request such renewal to the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones” or “IFT”) within the year prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee.  Renewal of concessions for the Sky and Cable segments require, among others: (i) to request its renewal to IFT in the year prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted. The regulations of the broadcasting and the telecommunications concessions (including satellite pay TV) establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire the infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to the fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by IFT in this regard. In addition, the assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.
Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws.
The accounting guidelines provided by IFRIC 12 Service Concession Arrangements are not applicable to the Group due primarily to the following factors: (i) the Mexican government does not substantially control the Group’s infrastructure, what services are provided with the infrastructure and the price at which such services are offered; (ii) the Group’s  broadcasting service does not constitute a public service as per the definition in IFRIC 12; and (iii) the Group is unable to divide its infrastructure among the public (telephony and possibly Internet services) and non-public (pay TV) service components.

At December 31, 2016, the expiration dates of the Group’s concessions and permits were as follows:
Segments	Expiration Date
Content (broadcasting concessions)	In 2021
Sky	Various from 2018 to 2027
Cable	Various from 2018 to 2046
Other Businesses:
Radio(1)	Various from 2018 to 2036
Gaming	In 2030

(1)
Concessions for six Radio stations in the cities of San Luis Potosí, Guadalajara and Monterrey expired in 2015 and 2016. Renewal applications for these concessions were timely filed, but are still pending as certain related matters of the applicable regulations are being reviewed by the IFT. The Group's management expects that concessions for these stations will be renewed or granted by the IFT without affecting the continuance of these Radio operations. Concessions for nine Radio stations in the cities of Mexico City, Guadalajara and Veracruz expired in 2016, and were renewed by the IFT that year. The cost paid by the Group for renewal of these concessions amounted to an aggregate of Ps.111,636, which was recognized in consolidated other intangible assets, and will be amortized in a period of 20 years by using the straight-line method (see Note 12).

The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.
(c) Investments in Associates and Joint Ventures
Associates are those entities over which the Group has significant influence but not control, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with other stockholder or more stockholders without exercising control individually, and have rights to the net assets of the joint arrangements. Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor's share of the net assets of the investee after the date of acquisition.

The Group's investments in associates include an equity interest in UHI represented by 10% of the outstanding total shares of UHI as of December 31, 2016 and 2015 (see Notes 3, 9 and 10).

The Group recognizes its share of losses of an associate or a joint venture up to the amount of its initial investment, subsequent capital contributions and long-term loans, or beyond that when guaranteed commitments have been made by the Group in respect of obligations incurred by investees, but not in excess of such guarantees. If an associate or a joint venture for which the Group had recognized a share of losses up to the amount of its guarantees generates net income in the future, the Group would not recognize its share of this net income until the Group first recognizes its share of previously unrecognized losses.

If the Group's share of losses of an associate or a joint venture equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in an associate or a joint venture is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group's net investment in the investee. After the Group's interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

(d)       Segment Reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the Group's executive officers ("chief operating decision makers") who are responsible for allocating resources and assessing performance for each of the Group's operating segments.

(e)       Foreign Currency Translation
Functional and Presentation Currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("functional currency"). The presentation and functional currency of the Group's consolidated financial statements is the Mexican peso, which is used for compliance with its legal and tax obligations.

Transactions and Balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement as part of finance income or expense, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analyzed between exchange differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in income or loss, and other changes in carrying amount are recognized in other comprehensive income or loss.

Translation of Foreign Operations
The financial statements of the Group's foreign entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and (c) all resulting translation differences are recognized in other comprehensive income or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income or loss.

Assets and liabilities of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are translated into Mexican Pesos by utilizing the exchange rate of the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense.

The Group has designated as an effective hedge of foreign exchange exposure, a portion of the outstanding principal amount of its U.S. dollar denominated long-term debt in connection with its net investment in shares of common stock of UHI, which amounted to U.S.$350.7 million (Ps.7,236,587) and U.S.$330.5 million (Ps.5,685,748) as of December 31, 2016 and 2015, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Note 10).

The Group has designated a portion of its U.S. dollar denominated long-term debt as a fair value hedge of foreign exchange exposure related to its investment in UHI Warrants and the initial investment in Open Ended Fund. A portion of the outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line "Long-term debt, net of current portion" of the consolidated statement of financial position) is hedging its investment in Warrants exercisable for common stock of UHI and the initial investment in Open Ended Fund (hedged items), which amounted to Ps.38,298,606 (U.S.$1,855.9 million) and Ps.3,817,586 (U.S.$180.0 million) and Ps.35,042,577 (U.S.$2,035.5 million) and Ps.3,184,960 (U.S.$180.0 million) as of December 31, 2016 and 2015, respectively. The other changes in fair value of the Warrants are recognized in other comprehensive income or loss. Consequently, any foreign currency gain or loss attributable to these designated hedged warrants is recognized within foreign exchange gain or loss in the consolidated statement of income, along with the recognition in the same line item of any foreign exchange gain or loss of the designated hedging instrument long-term debt (see Notes 9, 13 and 17).

(f)  Cash and Cash Equivalents and Temporary Investments
Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the income statement.

Temporary investments consist of short-term investments in securities, including without limitation debt with a maturity of over three months and up to one year at the date of acquisition, stock and other financial instruments, or a combination thereof, as well as current maturities of noncurrent held-to-maturity securities. Temporary investments are measured at fair value with changes in fair value recognized in finance income in the consolidated income statement, except the current maturities of non-current held-to-maturity securities which are measured at amortized cost.

As of December 31, 2016 and 2015, cash equivalents and temporary investments primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 0.36% for U.S. dollar deposits and 4.06% for Mexican peso deposits in 2016, and approximately 0.15% for U.S. dollar deposits and 3.09% for Mexican peso deposits in 2015.

(g)       Transmission Rights and Programming
Programming is comprised of programs, literary works, production talent advances and films.

Transmission rights and literary works are valued at the lesser of acquisition cost and net realizable value. Programs and films are valued at the lesser of production cost, which consists of direct production costs and production overhead, and net realizable value. Payments for production talent advances are initially capitalized and subsequently included as direct or indirect costs of program production. Transmission rights are recognized from the point of which the legally enforceable license period begins. Until the license term commences and the programming rights are available, payments made are recognized as prepayments.

The Group's policy is to capitalize the production costs of programs which benefit more than one annual period and amortize them over the expected period of future program revenues based on the Company's historical revenue patterns for similar productions.

Transmission rights, programs, literary works, production talent advances and films are recorded at acquisition or production cost. Cost of sales is calculated for the month in which such transmission rights, programs, literary works, production talent advances and films are matched with related revenues.

Transmission rights are amortized over the lives of the contracts. Transmission rights in perpetuity are amortized on a straight-line basis over the period of the expected benefit as determined by past experience, but not exceeding 25 years.

(h)       Inventories
Inventories of paper, magazines, materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realization value. The net realization value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.
(i)  Financial Assets
The Group classifies its financial assets in the following categories: loans and receivables, held-to-maturity investments, fair value through income or loss and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Loans and Receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, with changes in carrying value recognized in the income statement in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Group's loans and receivables are presented as "trade notes and accounts receivable", "other accounts and notes receivable" and "due from related parties" in the consolidated statement of financial position (see Note 7).

Held-to-maturity Investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest rate method, less impairment, if any. Any gain or loss arising from these investments is included in finance income or loss in the consolidated statement of income. Held-to-maturity investments are included in investments in financial instruments, except for those with maturities less than 12 months from the end of the reporting period, which are classified as temporary investments (see Note 9).

Available-for-sale Financial Assets
Available-for-sale financial assets are non-derivative financial assets that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through income or loss, and include debt securities and equity instruments. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions. Equity instruments in this category are those of companies in which the Group does not exercise joint control nor significant influence, but intent to hold for an indefinite term, and are neither classified as held for trading nor designated at fair value through income. After initial measurement, available-for-sale assets are measured at fair value with unrealized gains or losses recognized as other comprehensive income or loss until the investment is derecognized or the investment is determined to be impaired, at which time the cumulative gain or loss is recognized in the consolidated statement of income either in other finance income or expense (debt securities) or other income or expense (equity instruments). Interest earned whilst holding available-for-sale financial assets is reported as interest income using the effective interest rate method (see Notes 9 and 14).

Financial Assets at Fair Value through Income
Financial assets at fair value through income are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

Impairment of Financial Assets
The Group assesses at each statement of financial position date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective and other-than-temporary evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset. If it is determined that a financial asset or group of financial assets have sustained a decline other than temporary in their value a charge is recognized in income in the related period.

For financial assets classified as held-to-maturity the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate.

Impairment of Financial Assets Recognized at Amortized Cost
The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Offsetting of Financial Instruments
Financial assets are offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Group (i) currently has a legally enforceable right to set off the recognized amounts; and (ii) intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

(j)  Property, Plant and Equipment
Property, plant and equipment are recorded at acquisition cost.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.

Land is not depreciated. Depreciation of property, plant and equipment is based upon the carrying value of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated useful lives
Buildings	20-65 years
Building improvements	5-20 years
Technical equipment	3-30 years
Satellite transponders	15 years
Furniture and fixtures	3-15 years
Transportation equipment	4-8 years
Computer equipment	3-6 years
Leasehold improvements	5-30 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated income statement.

(k) Intangible Assets
Intangible assets are recognized at acquisition cost. Intangible assets acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include goodwill, trademarks and concessions, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:

Estimated useful lives
Licenses	3-14 years
Subscriber lists	4-10 years
Other intangible assets	3-20 years

Trademarks
The Group determines its trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks.

In the third quarter of 2015, the Company's management evaluated trademarks in its Cable segment to determine whether events and circumstances continue to support an indefinite useful life for these intangible assets. As a result of such evaluation, the Company identified certain businesses and locations that began migrating from a current trademark to an internally developed trademark between 2015 and 2016, in connection with enhanced service packages offered to current and new subscribers, and estimated that this migration process will take approximately four years. Accordingly, beginning in the third quarter of 2015, the Group changed the useful life assessment from indefinite to finite for acquired trademarks in certain businesses and locations in its Cable segment, and began to amortize on a straight line basis the related carrying value of these trademarks when the migration to the new trademark started using an estimated useful life of four years. The Group has not capitalized any amounts associated with internally developed trademarks.

Concessions
The Group defined concessions to have an indefinite life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits.

Goodwill
Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the Group's interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units ("CGUs"), or groups of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized as an expense and may be subsequently reversed under certain circumstances.

(l)        Impairment of Long-lived Assets
The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible, including goodwill (see Note 12), at least once a year, or whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying value of the reporting unit is compared with its recoverable amount. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations.

(m)      Trade Accounts Payable and Accrued Expenses
Trade accounts payable and accrued expenses are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable and accrued expenses are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade accounts payable and accrued expenses are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2016 and 2015.

(n)       Debt
Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the debt using the effective interest method.

Fees paid on the establishment of debt facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Current portion of long-term debt and interest payable are presented as a single line item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2016 and 2015.

Debt early redemption costs are recognized as finance expense in the consolidated statement of income.

(o)       Customer Deposits and Advances
Customer deposit and advance agreements for advertising services provide that customers receive prices that are fixed for the contract period for advertising time in the Group's platforms based on rates established by the Group. Such rates vary depending on when the advertisement is made, including the season, hour, day and type of programming.

(p)       Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense.

(q)       Equity
The capital stock and other equity accounts include the effect of restatement through December 31, 1997, determined by applying the change in the Mexican National Consumer Price Index between the dates capital was contributed or net results were generated and December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of the IFRSs. The restatement represented the amount required to maintain the contributions and accumulated results in Mexican Pesos in purchasing power as of December 31, 1997.

Where any company in the Group purchases shares of the Company's capital stock (shares repurchased), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to stockholders of the Company until the shares are cancelled, reissued, or sold. Where such shares repurchased are subsequently reissued or sold, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to stockholders of the Company.

(r)  Revenue Recognition
Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group's activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

The Group derives the majority of its revenues from media and entertainment-related business activities both in Mexico and internationally. Revenues are recognized when the service is provided and collection is probable. A summary of revenue recognition policies by significant activity is as follows:

•	Advertising revenues, including deposits and advances from customers for future advertising, are recognized at the time the advertising services are rendered.
•	Revenues from program services for network subscription and licensed and syndicated television programs are recognized when the programs are sold and become available for broadcast.
•	Sky program service revenues, including advances from customers for future direct-to-home ("DTH") program services, are recognized at the time the service is provided.
•	Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered.
•
Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

•
Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns.

•	Revenues from publishing distribution are recognized upon distribution of the products.
•	Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.
•	Motion picture production and distribution revenues are recognized as the films are exhibited.
•	Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons.
In respect to sales of multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. For example, the Group sells cable television, internet and telephone subscription to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis. Subscription revenues received from such subscribers are allocated to each product in a pro-rata manner based on the fair value of each of the respective services.

(s) Interest Income
Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loan and receivables is recognized using the original effective interest rate.
(t)  Employee Benefits
Pension and Seniority Premium Obligations
Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group's employees funded through irrevocable trusts. Increases or decreases in the consolidated liability or asset for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined in accordance with actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.
Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post-employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.

Profit Sharing
The employees' profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred.

Termination Benefits
Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that involves the payment of termination benefits.

(u)       Income Taxes
The income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the income tax is also recognized in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences.

Deferred income tax liabilities are provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference and it is expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. In the last quarter of 2013, the Mexican Congress enacted a new Tax Reform (the "2014 Tax Reform"), which became effective as of January 1, 2014. Among the tax reforms approved by the Mexican Congress, one of the most relevant changes was the elimination of the tax consolidation regime allowed for Mexican controlling companies through December 31, 2013 (see Note 23).

(v) Derivative Financial Instruments
The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative's gain or loss is initially reported as a component of  other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2016, 2015 and 2014, certain derivative financial instruments qualified for hedge accounting (see Note 14).

(w)      Comprehensive Income
Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

(x) Share-based Payment Agreements
Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company's shares under the Company's Long-Term Retention Plan. The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees, and is recognized as a charge to consolidated income (administrative expense) over the vesting period (see Note 16). The Group recognized a share-based compensation expense of Ps.1,410,492, Ps.1,199,489 and Ps.844,788 for the years ended December 31, 2016, 2015 and 2014, respectively, of which Ps.1,392,534, Ps.1,184,524 and Ps.821,626 was credited in consolidated stockholders' equity for those years, respectively.

(y) Leases
The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.

Leases of property, plant and equipment other assets where the Group holds substantially all the risks and rewards of ownership are classified as finance leases. Finance lease assets are capitalized at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the lease asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognized as liabilities. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease.

Leasehold improvements are depreciated at the lesser of its useful life or contract term.

(z) New and Amended IFRSs
Below is a list of the new and amended standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2017. Management is in the process of assessing the potential impact of these pronouncements on the Group's consolidated financial statements. Some amendments and improvements to certain IFRSs became effective on January 1, 2016, and they did not have any significant impact on the Group's consolidated financial statements.

New or Amended Standard	Title of the Standard	Effective for Annual Periods Beginning On or After
Amendments to IFRS 10 and IAS 28 (1)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
Amendments to IAS 7 (1)	Disclosure Initiative	January 1, 2017
Amendments to IAS 12 (1)	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
Annual Improvements (1)	Annual Improvements 2014-2016 Cycle	January 1, 2017
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 15	Clarifications to IFRS 15 Revenue from Contracts with Customers	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
Amendments to IAS 40 (2)	Transfers of Investment Property	January 1, 2018
IFRIC 22 (1)	Foreign Currency Transactions and Advance Consideration	January 1, 2018
Amendments to IFRS 2 (1)	Classification and Measurement of Share-based Payment Transactions	January 1, 2018
IFRS 16	Leases	January 1, 2019
Amendments to IFRS 4 (2)	Financial Instruments with IFRS 4 Insurance Contracts	No earlier than 2020

(1)	This new or amended standard is not expected to have any significant impact on the Group's consolidated financial statements.
(2)	This new or amended standard is not expected to be applicable to the Group's consolidated financial statements.
Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture were issued in September 2014 and address and acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involved a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involve assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015 the IASB postponed the effective date of these amendments indefinitely pending the outcome of its research project on the equity method of accounting.
Amendments to IAS 7 Disclosure Initiative were issued in January 2016 and clarify that companies should provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.
Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses were issued in January 2016 and clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice. Earlier application is permitted.
IFRS 15 Revenue from Contracts with Customers ("IFRS 15") was issued in May 2014. IFRS 15 provides a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. IFRS 15 is effective on January 1, 2018, with early adoption permitted. When IFRS 15 is adopted, it can be applied either on a fully retrospective basis, requiring the restatement of the comparative periods presented in the consolidated financial statements, or with the cumulative retrospective impact of IFRS 15 applied as an adjustment to equity on the date of adoption; when the latter approach is applied it is necessary to disclose the impact of IFRS 15 on each line item in the consolidated financial statements in the reporting period. The Group is expected to be impacted to some extent by the significant increase in required disclosures. The Company's management is currently in the process of assessing the changes that are beyond disclosures, and the effect of the adoption of this standard regarding technology systems, processes, and internal controls to capture new data and address changes in financial reporting. The Group has initially reviewed a majority of its revenue arrangements and expects its review to be completed in the third quarter of 2017.

Amendments to IFRS 15 Clarifications to IFRS 15 Revenue from Contracts with Customers were issued in April 2016. These amendments clarify how to: (i) identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract; (ii) determine whether a company is a principal (the provider of a good or service) or an agent (responsible for arranging for the good or service to be provided); and (iii) determine whether the revenue from granting a license should be recognized at a point in time or over time. In addition to the clarifications, these amendments include two additional reliefs to reduce cost and complexity for a company when it first applies IFRS 15. The amendments have the same effective date as IFRS 15.
IFRS 9 Financial Instruments ("IFRS 9") addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at amortized cost and those measured at fair value. The determination is made at initial recognition. The basis of classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. For financial liabilities, this standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. Some amendments to IFRS 9 and IFRS 7 Financial Instruments: Disclosures ("IFRS 7") were issued in December 2011. These amendments to IFRS 9 modify the mandatory effective date of this standard and the relief from restating prior periods, and also add transition disclosures to IFRS 7 that are required to be applied when IFRS 9 is first applied. The Company's management is currently evaluating the impact IFRS 9 will have on its consolidated financial statements and disclosures.
Annual Improvements to IFRSs 2014-2016 Cycle were published in December 2016 and set out amendments to certain IFRSs. These amendments result from proposals made during the IASB's Annual Improvements process, which provides a vehicle for making non-urgent but necessary amendments to IFRSs. The IFRSs amended and the topics addressed by these amendments are as follows:
Annual Improvements 2014-2016 Cycle	Subject of Amendment
IFRS 12 Disclosure of Interests in Other Entities	Clarification of the scope of the Standard.
IFRS 1 First-time Adoption of International Financial Reporting Standards	Deletion of short-term exemptions for first-time adopters.
IAS 28 Investments in Associates and Joint Ventures	Measuring an associate or joint venture at fair value.

Amendments to IAS 40 Investment Property were issued in December 2016 and clarify the requirements on transfers to, or from, investment property.
IFRIC 22 Foreign Currency Transactions and Advance Consideration was issued in December 2016 and addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency.
Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions were issued in June 2016 and clarify how to account for certain types of share-based payment transactions.
IFRS 16 Leases ("IFRS 16") was issued in January 2016 and replaces IAS 17 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. The major change introduced by IFRS 16 is that leases will be brought onto the companies' statements of financial position, increasing the visibility of their assets and liabilities. IFRS 16 removes the classification of leases as either operating leases or finance leases for the lessee, treating all long-term leases as finance leases. Short-term leases (less than 12 months) and leases of low-value assets are exempt from the requirements. Early application of IFRS 16 is permitted as long as the IFRS 15 Revenue from Contracts with Customers is also applied. The Company's management is currently evaluating the impact IFRS 16 will have on its consolidated financial statements and disclosures. While the Group is not yet in a position to assess the full impact of the application of the new standard, the Group expects that the impact of recording the lease liabilities and the corresponding right-to-use assets will increase its consolidated total assets and liabilities primarily in connection with its non-cancellable lease commitments and payment commitments for the use of satellite transponders (see Note 26), with a minimal effect on its consolidated equity.
Amendments to IFRS 4 Financial Instruments with IFRS 4 Insurance Contracts were issued in September 2016 and address concerns arising from implementing the new financial instruments Standard, IFRS 9, before implementing the replacement Standard that the Board is developing for IFRS 4. These concerns include temporary volatility in reported results.

Dividends paid, ordinary shares

[7] 1,084,192,000

Dividends paid, other shares

0

Dividends paid, ordinary share per share

[8] 0.002991453

Dividends paid, other shares per share

0

Footnotes

[1] ↑
Current assets - Other current non-financial assets: As of December 31, 2016 and December 31, 2015, includes transmission rights and programming for Ps.6,533,173 and Ps.5,389,133, respectively.
[2] ↑
Non-current assets - Other non-current non-financial assets: As of December 31, 2016 and  December 31, 2015, includes transmission rights and programming for Ps.7,975,296 and Ps.9,139,149, respectively.
[3] ↑
Total basic earnings (loss) per share: This information is related to earnings per CPO. The CPOs are the securities traded in the Mexican Stock Exchange.
[4] ↑
Total diluted earnings (loss) per share: This information is related to earnings per diluted CPO.
[5] Breakdown of credits:
The Notes due 2021 and 2022 were contracted at a variable rate and the Notes due 2020 was contracted a fixed rate.
The "Senior Notes" due in 2037, 2043, 2018, 2025, 2032, 2040, 2045, 2026 and 2046 were contracted at a fixed rate.
The exchange rates for the credits denominated in foreign currency were as follows:
Ps. 20.6356 pesos per US dollar
Bank loans and senior notes are presented net of unamortized finance costs in the aggregate amount of
ps.1,290,595.
For more information on debt see Note 8 Notes to the Unaudited Condensed Consolidated Financial Statements
[6] Monetary foreign currency position:

The exchange rates used for translation were as follows:
Ps.	20.6356	pesos per US dollar
	21.7260	pesos per euro
	15.3588	pesos per canadian dollar
	1.2986	pesos per argentinean peso
	0.7033	pesos per uruguayan peso
	0.0309	pesos per chilean peso
	0.0068	pesos per colombian peso
	6.1415	pesos per peruvian nuevo
	20.2557	pesos per swiss franc
	3.2754	pesos per strong bolivar
	6.3428	pesos per brazilian real
	25.4276	pesos per pound sterling
	2.9720	pesos per chinese yuan
	2.2654	pesos per swedish krona

[7] ↑
Dividend paid by the Company was for the aggregate amount of Ps.$1,084,192, which was paid in May 2016.
[8] ↑
Dividend authorized and paid was Ps.0.35 per CPO and Ps.0.002991452991 per share of Series "A", "B", "D" and "L", not in the form of a CPO.

MEXICAN STOCK EXCHANGE
STOCK EXCHANGE CODE: TLEVISA	QUARTER: 04	YEAR: 2016
GRUPO TELEVISA, S.A.B.

DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS REPORT FOR THE FOURTH QUARTER OF 2016, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ EMILIO FERNANDO AZCÁRRAGA JEAN	/s/ SALVI RAFAEL FOLCH VIADERO
EMILIO FERNANDO AZCÁRRAGA JEAN PRESIDENT AND CHIEF EXECUTIVE OFFICER	SALVI RAFAEL FOLCH VIADERO CHIEF FINANCIAL OFFICER

/s/ JOAQUÍN BALCÁRCEL SANTA CRUZ
JOAQUÍN BALCÁRCEL SANTA CRUZ
VICE PRESIDENT - LEGAL AND
GENERAL COUNSEL

MEXICO CITY, May 4, 2017

GENERAL DATA

DATE: 05/04/2017
MEXICAN STOCK EXCHANGE, REPORTS:

GENERAL DATA OF ISSUER
STOCK EXCHANGE CODE:

TLEVISA

COMPANY'S NAME:

GRUPO TELEVISA, S.A.B.

STATE:

MÉXICO CITY

CITY:

MÉXICO

TELEPHONE:	ADDRESS:

01 (55) 52612000	AV. VASCO DE QUIROGA # 2000

FAX:	NEIGHBORHOOD:

01 (55) 52612494	SANTA FE

INTERNET ADDRESS:

www.televisa.com.mx	ZIP CODE:

01210

TAX DATA OF THE ISSUER
ADDRESS:	MUNICIPALITY:

AV. VASCO DE QUIROGA # 2000	ÁLVARO OBREGÓN

NEIGHBORHOOD:	STATE:

SANTA FE	MÉXICO CITY

CITY AND STATE:	ZIP CODE:

MÉXICO CITY	01210

COMPANY TAX CODE:

GTE901219GK3

MEXICAN STOCK EXCHANGE		1

GENERAL DATA

DATE: 05/04/2017

EXECUTIVES DATA

BMV POSITION	MR./MS.	FIRST NAME	LAST NAME
GENERAL DIRECTOR	MR.	EMILIO FERNANDO	AZCÁRRAGA JEAN
FINANCE DIRECTOR	LIC.	SALVI RAFAEL	FOLCH VIADERO
RESPONSIBLE FOR SENDING CORPORATE INFORMATION	LIC.	JOAQUÍN	BALCÁRCEL SANTA CRUZ
RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION	LIC.	RAFAEL	VILLASANTE GUZMÁN
RESPONSIBLE FOR INFORMATION TO INVESTORS	LIC.	CARLOS	MADRAZO VILLASEÑOR
RESPONSIBLE FOR PAYMENT	C.P.C.	JOSÉ RAÚL	GONZÁLEZ LIMA
RESPONSIBLE FOR SENDING FINANCIAL INFORMATION	C.P.C.	JOSÉ RAÚL	GONZÁLEZ LIMA
RESPONSIBLE FOR SENDING RELEVANT EVENTS	LIC.	CARLOS	MADRAZO VILLASEÑOR
RESPONSIBLE FOR LEGAL MATTERS	LIC.	JOAQUÍN	BALCÁRCEL SANTA CRUZ

BOARD OF DIRECTORS

POSITION	TYPE	MR./MS.	FIRST NAME	LAST NAME
PRESIDENT	RELATED	MR.	EMILIO FERNANDO	AZCÁRRAGA JEAN
DIRECTOR	INDEPENDENT	MR.	ALBERTO	BAILLERES GONZÁLEZ
DIRECTOR	RELATED	MR.	JOSÉ ANTONIO	BASTÓN PATIÑO
DIRECTOR	INDEPENDENT	MR.	FRANCISCO JOSÉ	CHÉVEZ ROBELO
DIRECTOR	RELATED	MR.	ALFONSO	DE ANGOITIA NORIEGA
DIRECTOR	INDEPENDENT	MR.	JON	FELTHEIMER
DIRECTOR	INDEPENDENT	MR.	JOSÉ ANTONIO VICENTE	FERNÁNDEZ CARBAJAL
DIRECTOR	INDEPENDENT	MR.	JOSÉ LUIS	FERNÁNDEZ FERNÁNDEZ
DIRECTOR	RELATED	MR.	SALVI RAFAEL	FOLCH VIADERO
DIRECTOR	INDEPENDENT	MR.	MICHAEL T.	FRIES
DIRECTOR	INDEPENDENT	MR.	MARCOS	GALPERÍN
DIRECTOR	RELATED	MR.	BERNARDO	GÓMEZ MARTÍNEZ
DIRECTOR	INDEPENDENT	MR.	CARLOS	HANK GONZÁLEZ
DIRECTOR	INDEPENDENT	MR.	ROBERTO	HERNÁNDEZ RAMÍREZ
DIRECTOR	INDEPENDENT	MR.	ENRIQUE	KRAUZE KLEINBORT

MEXICAN STOCK EXCHANGE				2

GENERAL DATA

DATE: 05/04/2017

POSITION	TYPE	MR./MS.	FIRST NAME	LAST NAME
DIRECTOR	INDEPENDENT	MR.	LORENZO ALEJANDRO	MENDOZA GIMÉNEZ
DIRECTOR	INDEPENDENT	MR.	FERNANDO	SENDEROS MESTRE
DIRECTOR	INDEPENDENT	MR.	ENRIQUE FRANCISCO JOSÉ	SENIOR HERNÁNDEZ
DIRECTOR	INDEPENDENT	MR.	EDUARDO	TRICIO HARO
DIRECTOR	INDEPENDENT	MR.	DAVID M.	ZASLAV
ALTERNATE DIRECTOR	INDEPENDENT	MR.	HERBERT A.	ALLEN III
ALTERNATE DIRECTOR	RELATED	MR.	FÉLIX JOSÉ	ARAUJO RAMÍREZ
ALTERNATE DIRECTOR	RELATED	MR.	JOAQUÍN	BALCÁRCEL SANTA CRUZ
ALTERNATE DIRECTOR	RELATED	MR.	JULIO	BARBA HURTADO
ALTERNATE DIRECTOR	RELATED	MR.	LEOPOLDO	GÓMEZ GONZÁLEZ BLANCO
ALTERNATE DIRECTOR	RELATED	MR.	JORGE AGUSTÍN	LUTTEROTH ECHEGOYEN
ALTERNATE DIRECTOR	INDEPENDENT	MR.	ALBERTO JAVIER	MONTIEL CASTELLANOS
ALTERNATE DIRECTOR	INDEPENDENT	MR.	RAÚL	MORALES MEDRANO
ALTERNATE DIRECTOR	INDEPENDENT	MS.	GUADALUPE	PHILLIPS MARGAIN
SECRETARY OF THE BOARD OF DIRECTORS	NA	MR.	RICARDO	MALDONADO YAÑEZ

COMPANY HISTORY

TELEVISA IS A LEADING MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD, AN IMPORTANT CABLE OPERATOR IN MEXICO, AND AN OPERATOR OF A LEADING DIRECT-TO-HOME SATELLITE PAY TELEVISION SYSTEM IN MEXICO. TELEVISA DISTRIBUTES THE CONTENT IT PRODUCES THROUGH SEVERAL BROADCAST CHANNELS IN MEXICO AND IN OVER 50 COUNTRIES THROUGH 26 PAY-TV BRANDS AND TELEVISION NETWORKS, CABLE OPERATORS AND OVER THE TOP OR "OTT" SERVICES. IN THE UNITED STATES, TELEVISA'S AUDIOVISUAL CONTENT IS DISTRIBUTED THROUGH UNIVISION COMMUNICATIONS INC. ("UNIVISION") THE LEADING MEDIA COMPANY SERVING THE HISPANIC MARKET. UNIVISION BROADCASTS TELEVISA'S AUDIOVISUAL CONTENT THROUGH MULTIPLE PLATFORMS IN EXCHANGE FOR A ROYALTY PAYMENT. IN ADDITION, TELEVISA HAS EQUITY AND WARRANTS WHICH UPON THEIR EXERCISE WOULD REPRESENT APPROXIMATELY 36% ON A FULLY-DILUTED, AS-CONVERTED BASIS OF THE EQUITY CAPITAL IN UNIVISION HOLDINGS, INC. OR "UHI",THE CONTROLLING COMPANY OF UNIVISION. TELEVISA'S CABLE BUSINESS OFFERS INTEGRATED SERVICES, INCLUDING VIDEO, HIGH-SPEED DATA AND VOICE SERVICES TO RESIDENTIAL AND COMMERCIAL CUSTOMERS AS WELL AS MANAGED SERVICES TO DOMESTIC AND INTERNATIONAL CARRIERS THROUGH FIVE CABLE MULTIPLE SYSTEM OPERATORS IN MEXICO. TELEVISA OWNS A MAJORITY INTEREST IN SKY, A LEADING DIRECT-TO-HOME SATELLITE PAY TELEVISION SYSTEM IN MEXICO, OPERATING ALSO IN THE DOMINICAN REPUBLIC AND CENTRAL AMERICA. TELEVISA ALSO HAS INTERESTS IN MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, AND GAMING.

MEXICAN STOCK EXCHANGE				3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: May 9, 2017	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel